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Filed Pursuant to Rule 424(b)4
Registration No. 333-153207

The information in this prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2009

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 12, 2008)

12,481,861 Shares

Great Lakes Dredge & Dock Corporation
Common Stock

The selling stockholders, including members of senior management, identified in this prospectus are offering 12,481,861 shares of our common stock. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our common stock is traded on the NASDAQ Global Market under the symbol "GLDD." On August 7, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $6.30 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-9. You should also consider the risk factors described in the documents we incorporate by reference.

	Per Share	Total
Offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholders (before expenses)	$	$

One of the selling stockholders has granted the underwriters the right to purchase up to 1,872,279 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 12,481,861 shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about August        , 2009.

Joint Book-Running Managers

Barclays Capital	BofA Merrill Lynch

BB&T Capital Markets	Morgan Joseph

August         , 2009

        You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

        The underwriters are offering shares of our common stock subject to various conditions and may reject all or any part of any order. The shares of our common stock should be ready for delivery on or about August             , 2009 against payment of immediately available funds.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

        If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing in our common stock.

        All references to the "Company," "Great Lakes," "us," "we" and "our" in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, Great Lakes Dredge & Dock Corporation and its subsidiaries and the term "NASDI" refers to our majority owned subsidiary NASDI, LLC and our demolition business.

        All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes.

FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus supplement and the accompanying prospectus may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933, referred to in this prospectus supplement as the "Securities Act," Section 21E of the Securities Exchange Act of 1934, referred to in this prospectus supplement as the "Exchange Act," the Private Securities Litigation Reform Act of 1995, referred to in this prospectus supplement as the "PSLRA" or in releases made by the Securities and Exchange Commission, referred to in this prospectus supplement as "SEC," all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements and/or of our subsidiaries, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. We caution investors that any forward-looking statements made by us are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to us and our business, include, but are not limited to, risks and uncertainties that are described under the heading "Risk Factors" beginning on page S-10 and in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, in our quarterly reports on Form 10-Q and in our other securities filings with the SEC.

        Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this prospectus are made only as of the date hereof and we do not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including "Risk Factors" and the documents incorporated by reference in this prospectus supplement which are described under "Where You Can Find More Information," before making an investment decision.

Overview

        We are the largest provider of dredging services in the United States, with revenues of $586.9 million in 2008 and $321.7 million in the first six months of 2009. As of June 30, 2009, our contracted dredging backlog was $390 million. In addition, we are the only U.S. dredging service provider with significant international operations.

        Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: capital, beach nourishment and maintenance. Our "bid market" is defined as the aggregate dollar value of domestic projects on which we bid or could have bid if not for capacity constraints. Across the three sectors of the dredging industry, we achieved the leading U.S. market share of projects awarded within our bid market, averaging 42% over the last three years, including 47%, 44% and 36% of the capital, beach nourishment and maintenance sectors, respectively.

        Our fleet of 26 dredges, of which 10 are deployed internationally, 22 material transportation barges, two drillboats, and numerous other specialized support vessels is the largest and most diverse fleet of any U.S. dredging company. The mobility of our fleet enables us to move equipment in response to changes in demand for dredging services to take advantage of the most attractive utilization opportunities. We estimate the replacement cost of our fleet to be in excess of $1.5 billion in the current market.

        We benefit from the Foreign Dredge Act of 1906, or "Dredging Act," and Section 27 of the Merchant Marine Act of 1920, or "Jones Act," which prohibit foreign-built dredges and foreign-owned dredging companies from competing in the United States. The majority of the work within our domestic dredging bid market has historically been performed by us and three other key U.S. competitors, which collectively comprised an average of 85% of the market over the past three years.

        Foreign contracts accounted for an average of 30% of our dredging revenues over the last three years. These international dredging operations help to diversify our customer base. Revenues from our foreign contracts have increased from 23% of dredging revenues in 2006 to 30% of dredging revenues for the six months ended June 30, 2009.

        Our dredging activities are comprised primarily of the following types of projects:

  •
  Domestic Capital (approximately 31% of our dredging revenues for the six months ended June 30, 2009).    Capital dredging projects consist primarily of port expansion projects, which involve the deepening of channels to allow access by larger, deeper draft ships and the provision of land fill used to expand port facilities. In addition to port work, capital projects also include land reclamations, trench digging for pipelines, tunnels and cables, and other dredging related to the construction of breakwaters, jetties, canals and other marine structures. Maritime trade in the U.S. is expected to grow over the next ten to fifteen years. Ever larger ships are being built to accommodate the expansion of trade already occurring outside of the U.S. Major international ports have been expanding to handle the larger vessels and increased throughput. The average controlling depth of the largest U.S. ports is 5 to 10 feet shallower than major international ports worldwide. Without additional significant deepening efforts, most major U.S. ports risk being unable to accommodate the larger vessels, rendering them less competitive with the non-U.S. ports. This issue will be even more critical to U.S. East Coast and U.S. Gulf Coast ports when the Panama Canal expansion is completed, which is currently expected to be in 2014. We believe that port deepening work authorized under the Water Resources Development Act, or "WRDA," legislation will provide significant opportunities for the domestic dredging industry in the future.

  •
  Maintenance (approximately 30% of our dredging revenues for the six months ended June 30, 2009).    Maintenance dredging consists of the re-dredging of previously deepened waterways and harbors to remove silt, sand and other accumulated sediments. Due to natural sedimentation, most channels generally require maintenance dredging every one to three years, thus creating a recurring source of dredging work that is typically non-deferrable if optimal navigability is to be maintained. The Army Corps of Engineers, referred to in this prospectus supplement as the "Corps," has responsibility for federally funded projects related to navigation and flood control of the U.S. waterways.

  •
  Beach Nourishment (approximately 8% of our dredging revenues for the six months ended June 30, 2009).    Beach nourishment projects generally involve moving sand from the ocean floor to shoreline locations when erosion threatens shoreline assets. Beach erosion is a continuous problem that has intensified with the rise in coastal development, and has become an important issue for state and local governments concerned with protecting beachfront tourism and real estate.

  •
  Foreign Capital (approximately 31% of our dredging revenues for the six months ended June 30, 2009).    Foreign capital projects typically relate to land reclamations, channel deepening and port infrastructure development. We target foreign opportunities that are well suited to our equipment and where we face reduced competition from our European competitors. Maintaining a presence in foreign markets has enabled us to diversify our customer base. Over the last ten years, we have performed dredging work in the Middle East, Africa, India, the Caribbean and Central America. Most recently, we have focused our efforts on opportunities in the Middle East.

        We also own a majority interest in NASDI, LLC, or "NASDI," a demolition services provider located in the Boston, Massachusetts area. NASDI's principal services consist of interior and exterior demolition of commercial and industrial buildings, salvage and recycling of related materials, and removal of hazardous substances and materials. Since the acquisition of NASDI in 2001, we have operated in two reportable segments: dredging and demolition.

Backlog

        The following table sets forth, by segment and type of dredging work, our backlog as of June 30, 2009 and 2008:

	June 30,
Backlog (in thousands)	2009	2008
Dredging:
Capital—U.S.	$216,494	$218,117
Capital—foreign	79,379	91,087
Beach	11,490	20,736
Maintenance	82,726	25,839
Demolition	23,729	22,582

	$413,818	$378,361

        Backlog represents our estimate of the revenues that we will realize under the portion of the contracts remaining to be performed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Bidding Activity and Backlog."

Competitive Strengths

        We possess a number of competitive strengths that have allowed us to develop and maintain our leading position within the domestic dredging industry.

  •
  Favorable competitive dynamic.  We benefit from several significant competitive advantages including, (i) our reputation for quality and customer service built up over our 119-year operating history, during which time we have never failed to complete a project; (ii) the long lead time and high capital cost associated with the construction of a new dredge, which we estimate to be between two to three years and $25 to $130 million, depending on the type of dredge; and (iii) the requirements of the Dredging Act and the Jones Act, which prohibit foreign-built dredges and foreign-owned dredging companies from competing in the U.S.

  •
  Largest and most diverse domestic dredging fleet.  We operate the largest and most diverse domestic dredging fleet, with over 180 pieces of equipment, including the largest domestic hydraulic dredges and the only large mechanical backhoe dredge in the U.S. The size, versatility and technical capabilities of the fleet improve our competitiveness by affording us the flexibility to select the most efficient equipment for a particular job and enabling us to perform multiple projects at the same time. To maintain the value and effectiveness of our fleet, we emphasize preventive maintenance to minimize downtime, increase profitability, extend vessel life and reduce replacement capital expenditure requirements.

  •
  Diversified revenue base.  We benefit from a dredging revenue base that is broadly diversified across the three dredging sectors, each of which has different demand drivers. Capital projects primarily consist of port expansion and deepening work, which is driven by competitiveness among ports and growth in U.S. trade and commerce. Beach nourishment and maintenance projects are more heavily influenced by weather and recurring natural sedimentation and erosion. Revenue within each of our dredging sectors comes from a portfolio of separate contracts, which helps to mitigate project-specific risk. For the year ended December 31, 2008, our U.S. dredging revenues were derived from over 44 separate dredging contracts, and no one contract represented more than 15% of our revenues. Our foreign dredging operations and demolition operations further diversify our customer base.

  •
  Specialized capability in capital projects.  We are a leader in U.S. capital dredging, which generally requires specialized engineering expertise, specific combinations of equipment and experience in executing complex projects. We believe our extensive experience performing complex projects significantly enhances our ability to win and complete these contracts profitably.

  •
  Proprietary and proven project costing methodologies.  Over the course of our 119-year operating history, we have developed an extensive proprietary database of publicly-available dredging production records from our own and our competitors' activities and past bidding results. We believe that this database, combined with our accumulated estimating and bidding expertise, is a significant competitive advantage in bidding for new dredging contracts.

  •
  Proven, experienced management team.  Our executive management has an average of 25 years of experience in the dredging industry. We believe that management's experience provides us with a significant advantage over our competitors. We maintain an equity incentive plan and grant awards thereunder to keep the interests of management aligned with those of our stockholders. Our executive management team currently holds approximately 2.2% of our fully diluted outstanding common stock.

Business Strategy

  •
  Promote safe operations throughout the organization.  Our highest priority is the safety of our employees. We promote a safety culture committed to training, awareness and mutual responsibility for the wellbeing of fellow workers. Accident prevention, safety and environmental protection have top priority in our business planning, in the overall conduct of our business, and in the operation and maintenance of our vessels and facilities.

  •
  Leverage our industry leading market position in domestic capital projects.  Our expertise and technical leadership have traditionally been an area of strength for us in executing complex and large- scale capital dredging projects, such as port deepening projects, due to the complicated nature of the work to be performed. In order to accommodate the trend of larger, deeper draft vessels, port expansion and/or significant channel depth increases will be necessary for the nation's largest ports. We believe that our expertise and technical leadership will allow us to secure a sizable portion of these projects and execute them profitably.

  •
  Pursue dredging opportunities supported by government funding and stimulus initiatives.  Funding via the American Recovery and Reinvestment Act helped stimulate bid volume in the second quarter of 2009. We currently expect work funded under the stimulus plan to continue to be let to bid over the next 10 to 12 months. We believe that approximately $350 to $400 million will be spent on dredging projects under the stimulus plan. Additionally, we believe that we will also benefit from other initiatives, such as the Supplemental Appropriations Act of 2009, the Harbor Maintenance Trust Fund initiative, the Coastal Impact Assistance program and the Offshore Continental Shelf program.

  •
  Pursue foreign dredging opportunities.  We continue to pursue new business opportunities internationally, with a focus on the Middle East region. We have developed important customer relationships with key governmental agencies and local leadership in the region. Since 2004, we have been awarded 25 contracts with projected total revenue in excess of $1 billion. We intend to leverage our successful international project experience to continue to secure business internationally. We believe that our presence in foreign markets helps to diversify our customer base.

  •
  Selectively bid on other profitable projects to maximize fleet utilization.  Our fleet, coupled with our sophisticated engineering capabilities, provides us with the ability to deploy the appropriate equipment worldwide to efficiently meet the specifications of contracted work. As a result of this flexibility, we are able to optimize utilization and drive profitability across a wide variety of project types and market opportunities.

  •
  Continue to focus on new technologies and operational efficiencies.  We will continue to pursue and implement technological advancements and improvements to our fleet and processes. These improvements strengthen our ability to adapt to changing market conditions. For example, we have invested in technologies and developed techniques that allow us to perform dredging services in the most environmentally sensitive regions and challenging weather conditions. We expect to continue to make both mechanical and process improvements that will allow us to achieve operational efficiencies and higher margins.

  •
  Opportunistically pursue acquisitions.  We have a long history of purchasing dredging assets from our competitors, making appropriate modifications and successfully integrating vessels into our existing fleet. We intend to continue to pursue selected acquisition opportunities to complement and expand our dredging fleet and solidify our competitive position.

THE OFFERING

Common stock offered by the selling stockholders	12,481,861 shares
Common stock to be outstanding after this offering	58,504,542 shares
Use of proceeds	We will not receive any proceeds from the sale of stock by the selling stockholders. See "Use of Proceeds."
The NASDAQ Global Market symbol	GLDD

        The number of shares that will be outstanding after this offering is based on the number of shares outstanding as of August 5, 2009.

        Except as otherwise indicated, all information in this prospectus reflects no exercise of the underwriters' option to purchase 1,872,279 additional shares from one of the selling stockholders.

General

        We are a Delaware corporation. Our principal executive offices are located at 2122 York Road, Oak Brook, Illinois 60523. The telephone number for our principal executive office is (630) 574-3000. Our internet address is www.gldd.com. The information at this internet address is not part of this prospectus.

Risk Factors

        Investment in our common stock involves substantial risks. See "Risk Factors" immediately following this summary for a discussion of certain risks relating to an investment in our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth certain of our financial data and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus supplement and our audited and unaudited consolidated financial statements and notes thereto in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008, as amended and restated by the Current Report on Form 8-K dated August 10, 2009, which are incorporated by reference in this prospectus supplement. The summary financial data presented below as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 are unaudited, have been derived from our unaudited consolidated financial statements included in the reports incorporated by reference in this prospectus supplement and have been prepared on the same basis as our audited consolidated financial statements. The summary financial data presented below as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements.

        On December 26, 2006, GLDD Acquisitions Corp., then our parent corporation, was merged with a subsidiary of Aldabra Acquisition Corporation, or "Aldabra." This merger, referred to in this prospectus supplement as the "Aldabra Merger," was accounted for as a reverse acquisition. Under this method of accounting, we were the acquiring company for financial reporting purposes. Accordingly, the merger was treated as the equivalent our issuing stock for the net monetary assets of Aldabra accompanied by a recapitalization. The net monetary assets of Aldabra, primarily cash, were stated at their fair value, which was equivalent to the carrying value, and accordingly no goodwill or other intangible assets were recorded. The accumulated deficit of GLDD Acquisition Corp. was carried forward to the recapitalized company.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(in millions except share and per share data)
Income Statement Data:
Contract revenues	$321.7	$281.0	$586.9	$515.8	$426.0
Costs of contract revenues	266.1	247.5	517.6	447.8	369.0

Gross profit	55.6	33.6	69.3	67.9	57.0
General and administrative expenses	22.0	21.4	42.8	38.7	31.1
Amortization of intangible assets	0.4	0.1	0.4	0.3	0.3

Operating income	33.2	12.0	26.1	29.0	25.6

Interest expense, net	(9.0)	(8.6)	(17.0)	(17.5)	(24.3)
Equity in earnings (loss) of joint ventures	(0.6)	0.2	(0.0)	2.0	2.0

Income (loss) before income taxes	23.7	3.7	9.1	13.5	3.3
Income tax provision	(9.8)	(1.7)	(3.8)	(6.4)	(1.0)

Net income (loss)	13.9	2.0	5.3	7.1	2.3
Net (income) loss attributable to noncontrolling interests	0.9	(0.2)	(0.3)	(0.1)	(0.2)
Net income (loss) attributable to Great Lakes Dredge & Dock Corporation	$14.7	$1.8	$5.0	$7.1	$2.2

Redeemable preferred stock dividends(1)	—	—	—	—	(8.2)
Redemption of preferred stock(1)	—	—	—	—	(2.8)

Net income (loss) available to common stockholders of Great Lakes Dredge & Dock Corporation	$14.7	$1.8	$5.0	$7.1	$(8.8)

Basic earnings (loss) per share available to common stockholders of Great Lakes Dredge & Dock Corporation(1)	$0.25	$0.03	$0.09	$0.14	$(0.90)
Basic weighted average shares	58,493,853	58,462,134	58,469,431	48,911,491	9,779,781
Diluted earnings (loss) per share available to common stockholders of Great Lakes Dredge & Dock Corporation(1)	$0.25	$0.03	$0.09	$0.14	$(0.90)
Diluted weighted average shares	58,521,150	58,464,944	58,477,779	52,211,010	9,779,781

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Other Data:
EBITDA	$51.0	$25.2	$55.9	$57.5	$52.6
Net cash flows from operating activities	12.3	0.2	14.8	(6.3)	33.9
Net cash flows from investing activities	(10.3)	(21.6)	(26.3)	(77.8)	(21.5)
Net cash flows from financing activities	(2.9)	17.9	13.7	88.6	(9.4)
Depreciation and amortization	17.5	13.2	30.1	26.5	25.1
Maintenance expense	22.7	20.9	41.9	43.8	32.7
Capital expenditures(2)	10.1	22.7	44.5	111.0	29.8

(1)
Refer to Note 1 in our Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006 for additional details regarding these calculations.

(2)
Capital expenditures in 2007 included the purchase of three vessels for $40.4 million. It also included the purchase of another vessel for $25.5 million, funded through a sale-leaseback transaction, as well as the buy-out of certain equipment previously under operating leases for $14.6 million. Capital expenditures in 2006 included approximately $3.9 million spent to buy out certain equipment previously under operating leases and $10.4 million related to the reconfiguration of a dredge into a material handling barge that was funded through a sale-leaseback transaction.

	As of June 30,	As of December 31,
	2009	2008	2007
Balance Sheet Data:
Cash and equivalents	$9.6	$10.5	$8.2
Working capital	116.8	87.7	82.3
Total assets	667.4	666.2	624.4
Long term senior debt and subordinated notes	216.5	216.5	196.5
Total equity	244.5	228.1	230.4

        EBITDA, as provided in this prospectus supplement, represents net income (loss) attributable to Great Lakes Dredge & Dock Corporation, adjusted for net interest expense, income taxes, depreciation and amortization expense. We present EBITDA as an additional measure by which to evaluate our operating trends. We believe that EBITDA is a measure frequently used to evaluate performance of companies with substantial leverage and that all of our primary stakeholders (i.e. our stockholders, bondholders and banks) use EBITDA to evaluate our period to period performance. Additionally, management believes that EBITDA provides a transparent measure of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, we use a measure based upon EBITDA to assess performance for purposes of determining compensation under our incentive plan. EBITDA should not be considered an alternative to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. As such, our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity due to the exclusion of interest and income tax expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business. For these reasons, we use operating income to measure our operating performance and use EBITDA only as a supplement. The following is a reconciliation of EBITDA to net income (loss) attributable to Great Lakes Dredge & Dock Corporation.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Net income (loss) attributable to Great Lakes Dredge & Dock Corporation	$14.7	$1.8	$5.0	$7.1	$2.2
Adjusted for:
Interest expense, net	9.0	8.6	17.0	17.5	24.3
Income tax expense (benefit)	9.8	1.7	3.8	6.4	1.0
Depreciation and amortization	17.5	13.2	30.1	26.5	25.1

EBITDA	$51.0	$25.2	$55.9	$57.5	$52.6

RISK FACTORS

Risks Related to Our Business

We depend on our ability to continue to obtain federal government dredging contracts, and are therefore greatly impacted by the amount of government funding for dredging projects. A reduction in government funding for dredging contracts can materially reduce our revenues and profits.

        A substantial portion of our revenue is derived from federal government dredging contracts. Revenues related to contracts with federal agencies or companies operating under contracts with federal agencies and its percentage as a total of dredging revenue for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Federal government dredging revenue (in US $1,000)	$148,404	$132,057	$285,183	$186,694	$156,348
Percent of dredging revenue from federal government	50%	63%	59%	42%	41%

        Therefore, a reduction in government funding for dredging contracts can materially reduce our revenues and profits.

If we are unable, in the future, to obtain bonding or letters of credit for our dredging contracts, our ability to obtain future dredging contracts will be limited, thereby adversely affecting our business.

        We, like all dredging service providers, are generally required to post bonds in connection with our domestic dredging contracts or letters of credit with our foreign dredging contracts to ensure job completion if we fail to finish a project. We have entered into a bonding agreement with Travelers Casualty and Surety Company of America, referred to in this prospectus supplement as "Travelers," pursuant to which Travelers acts as surety, issues bid bonds, performance bonds and payment bonds, and obligates itself upon other contracts of guaranty required by us in the day-to-day operations of our dredging business. However, Travelers is not obligated under the bonding agreement to issue future bonds for us. With respect to our foreign dredging business, we generally obtain letters of credit under our senior credit facility and a separate facility which is supported by the Export-Import Bank of the United States, referred to in this prospectus supplement as "Ex-Im," under Ex-Im's Working Capital Guarantee Program. However, the amount of letters of credit under these facilities is limited. In addition, access to the senior credit facility and the Ex-Im facility may be limited by failure to meet certain financial requirements or other defined requirements. If we were unable to obtain bonds or letters of credit, our ability to take on future work would be severely limited.

Our business is subject to significant operating risks and hazards that could result in damage or destruction to persons or property, which could result in losses or liabilities to us.

        The dredging and demolition businesses are generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, encountering unusual or unexpected geological formations, cave-ins below water levels, collisions, disruption of transportation services and flooding. These risks could result in damage to, or destruction of, dredges, transportation vessels, other maritime structures and buildings, and could also result in personal injury, environmental damage, performance delays, monetary losses or legal liability to third parties.

We are subject to risks related to our international operations.

        Revenue from foreign contracts and its percentage to total dredging revenue for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Foreign dredging revenue (in US $1,000)	$89,776	$68,122	$172,345	$140,468	$86,039
Percent of dredging revenue from foreign countries	30%	32%	36%	32%	23%

        International operations subject us to additional potential risks, including:

  •
  uncertainties concerning import and export license requirements, tariffs and other trade barriers;

  •
  reduced Middle Eastern demand as a result of fluctuations in the price of oil, the region's primary export;

  •
  restrictions on repatriating foreign profits back to the United States;

  •
  changes in foreign laws, policies and regulatory requirements;

  •
  difficulties in staffing and managing international operations;

  •
  taxation issues;

  •
  greater difficulty in accounts receivable collection and longer collection periods;

  •
  compliance with the U.S. Foreign Corrupt Practices Act;

  •
  difficulty in enforcing our contractual rights;

  •
  currency fluctuations; and

  •
  political, cultural and economic uncertainties, including acts of terrorism.

The work currently performed internationally is primarily with one customer.

        Revenue from contracts with the government of Bahrain and entities with which it does business and its percentage to total foreign dredging revenue for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Bahrain government dredging revenue (in US $1,000)	$82,962	$65,847	$161,254	$106,119	$78,183
Percent of foreign dredging revenue from the Bahrain government	92%	97%	94%	76%	91%

        Revenue from foreign projects over the last three years has been concentrated in Bahrain and primarily with the government of Bahrain. The recent decline in oil prices and contraction in the Middle East real estate market has slowed the rate of the region's infrastructure development. For example, the downturn has impacted the scope of our Diyar land reclamation project. In the first quarter of 2009, part of the contracted backlog became an option that the customer may or may not award. In addition, the renegotiated contract provides longer payment terms. As a result of these factors, we expect revenue from this customer to decline, and if the government of Bahrain further curtails its infrastructure investment or diversifies its use of dredging vendors, our revenue from this customer could decline further.

The amount of our estimated backlog is subject to change and not necessarily indicative of future revenues.

        Our dredging contract backlog represents our estimate of the revenues that we will realize under the portion of the contracts remaining to be performed based upon estimates relating to, among other things, the time required to mobilize the necessary assets to and from the project site, as well as the amount and type of material to be dredged. However, these estimates are necessarily subject to fluctuations based upon the amount and type of material that actually must be dredged. Because of these factors, as well as factors affecting the time required to complete each job, backlog is not necessarily indicative of future revenues or profitability. In addition, a significant amount of our dredging backlog relates to federal government contracts, which can be canceled at any time without penalty, subject to our right, in some cases, to recover our actual committed costs and profit on work performed up to the date of cancellation.

        Below is our dredging backlog from federal government contracts as of June 30, 2009 and 2008 and December 31, 2008, 2007 and 2006 and the percentage of those contracts to total backlog as of the same period.

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006
Government contracts in backlog (in US $1,000)	$285,311	$232,003	$180,002	$212,313	$75,315
Percent of government contracts to total backlog	73%	65%	43%	66%	21%

Our profitability is subject to inherent risks because of the fixed-price nature of most of our contracts.

        Substantially all of our contracts with our customers are fixed-price contracts. Under a fixed-price contract, the customer agrees to pay a specified price for our performance. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, operational difficulties and other changes that may occur over the contract period. One of the most significant factors affecting the profitability of a dredging project is the weather at the project site. Inclement or hazardous weather conditions that exceed our estimates can result in substantial delays in dredging and additional contract expenses. Due to these factors, it is possible that we will not be able to perform our obligations under fixed-price contracts without incurring additional expenses. If we were to significantly underestimate the costs on one or more significant contracts, the resulting losses could have a material adverse effect on our business, operating results, cash flows or financial condition.

Our business could suffer in the event of a work stoppage by our unionized labor force.

        We are a party to numerous collective bargaining agreements in the U.S. that govern our relationships with our unionized hourly workforce. Specifically, four primary agreements apply to approximately 84% of these employees. Our two contracts with Local 25 Operators Union for the northern and southern regions, representing approximately 51% (an average of approximately 175 employees during the six months ended June 30, 2009) of our unionized workforce are set to expire in September 2009. The inability to successfully renegotiate contracts with these unions as they expire, any future strikes, employee slowdowns or similar actions by one or more unions could have a material adverse effect on our ability to operate our business.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

        We are subject to the Jones Act and other federal laws that restrict dredging in U.S. waters and maritime transportation between points in the United States to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. Compliance with these laws increases our operating costs in comparison to non-U.S. dredging operations. We are responsible for monitoring the ownership of our common stock to ensure our compliance with these laws. If we do not comply with these restrictions, we would be prohibited from operating our vessels in the U.S. market, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. dredging rights for our vessels, fines or forfeiture of the vessels.

        In the past, interest groups have lobbied Congress to modify or repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S. flag vessels under the Jones Act. We believe that continued efforts may be made to modify or repeal the Jones Act laws currently benefiting U.S. flag vessels. If these efforts are successful, it could result in significantly increased competition and have a material adverse effect on our business, results of operations, cash flows or financial condition.

We have a significant amount of indebtedness, which makes us more vulnerable to adverse economic and competitive conditions.

        We have a significant amount of indebtedness. As of June 30, 2009, we had outstanding long-term indebtedness of $41.5 million on our senior debt and senior subordinated notes of $175.0 million. This amount of debt is substantial and our debt could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our less leveraged competitors; or

  •
  increase our vulnerability to both general and industry-specific adverse economic conditions; and limit, among other things, our ability to borrow additional funds.

Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel and may also increase due to changes in governmental regulations, safety or other equipment standards.

        Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel. Accordingly, it is likely that the operating costs of our older vessels will increase.

        The average age of our more significant vessels as of June 30, 2009, by equipment type, is as follows:

Type of Equipment	Quantity	Average Age in Years
Hydraulic Dredges	11	41
Hopper Dredges	10	27
Mechanical Dredges	5	33
Unloaders	2	24
Drillboats	2	18
Material and Other Barges	87	29

Total	117	31

        Remaining economic life has not been presented because it is not reasonably quantifiable since, to the extent that market conditions warrant the expenditures, we can prolong the vessels' lives indefinitely. We operate in an industry where a significant portion of competitors' equipment is of a similar age. It is common in the dredging industry to make maintenance and capital expenditures in order to extend the economic life of equipment.

        In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. For example, if the U.S. Coast Guard enacts new standards, we may be required to make significant expenditures for alterations or the addition of new equipment. In order to satisfy any such requirement, we may need to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenue and profit.

        We recognize contract revenue using the percentage-of-completion method. The majority of our work is performed on a fixed-price basis. Contract revenue is accrued based on engineering estimates for the physical percent complete for dredging and estimates of remaining costs to complete for demolition. We follow the guidance of the American Institute of Certified Public Accountants, referred to in this prospectus supplement as "AICPA," Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, for accounting policies relating to our use of the percentage-of-completion method, estimating costs, revenue recognition, combining and segmenting contracts and change order/claim recognition. Percentage-of-completion accounting relies on the use of significant estimates in the process of determining income earned. The cumulative impact of revisions to estimates is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates, which may result in a reduction or reversal of previously recorded revenue and profit.

Our employees are covered by federal laws that may provide seagoing employees remedies for job-related claims in addition to those provided by state laws.

        All of our seagoing employees are covered by provisions of the Jones Act and general maritime law. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal or state courts. Because we are not generally protected by the limits imposed by state workers' compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

        We maintain various insurance policies, including hull and machinery, general liability and personal injury. We partially self-insure risks covered by our policies. We are not required to, and do not, specifically set aside funds for the self-insured portion of claims. At any given time, we are subject to multiple personal injury claims and we maintain substantial loss accruals for these claims. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. We may not be able to obtain similar levels of insurance on reasonable terms, or at all. Our inability to obtain such insurance coverage at acceptable rates or at all could have a material adverse effect on our business, operating results, cash flows or financial condition.

        A portion of our self-insurance for personal injury of our maritime workforce is affected through our membership in The West of England Ship Owners Mutual Insurance Association (Luxembourg) referred to in this prospectus supplement as "West of England", an international protection and indemnity club that provides its members with liability insurance and ancillary cover. Under West of England's rules, its members for any policy year are required to pay certain amounts (referred to as "calls") to West of England based on its estimates of, among other things, requirements in respect of claims, reinsurance premiums and expenses for such policy year. For each policy year, West of England assesses members "advance calls" which constitute the members' basic rate of contributions. West of England may also assess its members "additional calls" for any open policy year in order to provide West of England with the amount of funds needed to satisfy its liquidity needs for the applicable policy year. Accordingly, we have exposure to West of England's investment volatility and claims experience.

Environmental regulations could force us to incur significant capital and operational costs.

        Our operations and facilities are subject to various environmental laws and regulations relating to, among other things: dredging operations; the disposal of dredged material; protection of wetlands; storm water and waste water discharges; demolition activities; asbestos removal; transportation and disposal of other hazardous substances and materials; and air emissions. We are also subject to laws designed to protect certain marine species and habitats. Compliance with these statutes and regulations can delay permitting and/or performance of particular projects and increase related project costs. These delays and increased costs could have a material adverse effect on our results of operations or cash flows.

        Our projects may involve demolition, excavation, transportation, management and disposal of hazardous waste and other hazardous substances and materials. Various laws strictly regulate the removal, treatment and transportation of hazardous waste and other hazardous substances and materials and impose liability for human health effects and environmental contamination caused by these materials. Our demolition business, for example, requires us to transport and dispose of hazardous substances and materials, such as asbestos. Services rendered in connection with hazardous substance and material removal and site development may involve professional judgments by licensed experts about the nature of soil conditions and other physical conditions, including the extent to which hazardous substances and materials are present, and about the probable effect of procedures to mitigate problems or otherwise affect those conditions. If the judgments and the recommendations based upon those judgments are incorrect, we may be liable for resulting damages that our customers incur, which may be material. The failure of certain contractual protections, including any indemnification from our customers or subcontractors, to protect us from incurring such liability could have a material adverse effect on our business, operating results, cash flows or financial condition.

Our demolition business (NASDI) depends on key customer relationships and our reputation in the Boston construction market, both of which have been developed and maintained by one individual. Loss of any of these elements would materially reduce our demolition revenues and profits.

        Demolition contracts are entered into on a project by project basis, so NASDI does not have continuing contractual commitments with its demolition customers beyond the terms of the current contract. We benefit from key relationships with certain general and construction contractors in the Boston market. We also benefit from our reputation in the Boston market developed over years of successfully performing on projects. Both of these aspects of the business were developed and are maintained by the president of NASDI's parent company. The inability to maintain relationships with these customers or obtain new customers based on NASDI's reputation would reduce the revenue and profitability from demolition contracts. The inability of NASDI to retain this individual would have a material adverse affect on NASDI's current customer relationships and reputation.

If we fail to comply with government contracting regulations, our revenue could suffer.

        Our contracts with federal, state and local governmental customers are subject to various procurement regulations and other contract provisions. Certain violations of government contracting regulations could result in the imposition of civil and criminal penalties, which may include termination of contracts, forfeiture of profits, suspension of payments and fines, and suspension from future government contracting. If we are suspended from government work for any reason, we could suffer a material reduction in revenue and cash flows.

        In addition, we may be subject to litigation brought by private individuals on behalf of the government relating to our government contracts, referred to in this prospectus supplement as "qui tam," which could include claims for up to treble damages. Qui tam actions are sealed by the court at the time of filing. The only parties privy to the information in the complaint are the complainant, the U.S. government, and the court. Therefore, it is possible that qui tam actions have been filed against us and that we are not aware of such actions or have been ordered by the court not to discuss them until the seal is lifted. Thus, it is possible that we are subject to liability exposure under the False Claims Act based on qui tam actions.

Risks Related to Our Common Stock and this Offering

Our common stock is subject to restrictions on foreign ownership.

        We are subject to government regulations pursuant to the Dredging Act, the Jones Act, the Shipping Act of 1916, referred to in this prospectus supplement as the "Shipping Act," and the vessel documentation laws set forth in Chapter 121 of Title 46 of the United States Code, referred to in this prospectus supplement as the "Vessel Documentation Act." These statutes require vessels engaged in the transport of merchandise or passengers or dredging in the navigable waters of the U.S. to be owned and controlled by U.S. citizens. The U.S. citizenship ownership and control standards require the vessel-owning entity to be at least 75% U.S.-citizen owned. Our certificate of incorporation contains provisions limiting non-citizenship ownership of our capital stock. If our board of directors determines that persons who are not citizens of the U.S. own more than 22.5% of our outstanding capital stock or more than 22.5% of our voting power, we may redeem such stock. The required redemption price could be materially different from the current price of the common stock or the price at which the non-citizen acquired the common stock. If a non-citizen purchases the common stock, there can be no assurance that he will not be required to divest the shares and such divestiture could result in a material loss. Such restrictions and redemption rights may make our equity securities less attractive to potential investors, which may result in our common stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

Delaware law and our charter documents may impede or discourage a takeover that you may consider favorable.

        The provisions of our certificate of incorporation and bylaws may also deter, delay or prevent a third-party from acquiring us. These provisions include:

  •
  limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

  •
  the inability of stockholders to call special meetings after such time as Madison Dearborn Capital Partners IV, L.P., or "MDP," owns less than 25% of our common stock;

  •
  a classified board of directors with staggered three-year terms;

  •
  advance notice requirements for nominations for election to the board of directors and for stockholder proposals;

  •
  ability of MDP to elect directors that have the majority of the voting power of the board of directors; and

  •
  the authority of our board of directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

        After the completion of this offering, assuming that the underwriter's option to purchase additional shares is exercised in full, MDP will no longer hold any shares of our common stock. As a result, MDP will no longer have the right to elect any members to our board of directors and no stockholder will have the right to call a special meeting. We are also subject to the protections of Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained. See "Description of Capital Stock."

        These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

Our stockholders may not receive dividends because of restrictions in our debt agreements, Delaware law and state regulatory requirements.

        Our ability to pay dividends is restricted by the agreements governing our debt, including our senior credit facilities and the indenture governing our senior subordinated notes, as well as Delaware law and state regulatory requirements. In addition, we and our subsidiaries are permitted under the terms of our debt agreements to incur additional indebtedness that may restrict or prohibit the payment of dividends. Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends.

Our quarterly operating results may vary significantly, which could negatively impact our stock price.

        Our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future. You should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price. Our operating results could vary greatly from quarter to quarter due to factors such as:

  •
  inclement or hazardous weather conditions that may result in substantial delays in dredging and additional contract expenses;

  •
  unplanned equipment downtime;

  •
  environmental restrictions requiring that certain projects be performed in winter months to protect wildlife habitats; and

  •
  equipment mobilization to and from projects.

        If our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could suffer or be negatively impacted.

The market price of our common stock may fluctuate significantly, and this may make it difficult for holders to resell our common stock when they want or at prices that they find attractive.

        The price of our common stock on the NASDAQ Global Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

  •
  changes in market conditions;

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of management, securities analysts and investors;

  •
  changes in expectations as to our future financial performance;

  •
  announcements of strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

  •
  the operating and securities price performance of other companies that investors believe are comparable to us;

  •
  future sales of our equity or equity-related securities;

  •
  changes in the economy and the financial markets;

  •
  departures of key personnel;

  •
  changes in governmental regulations; and

  •
  geopolitical conditions, such as acts or threats of terrorism or military conflicts.

        In addition, in recent years, global equity markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Future issuances of our common stock will dilute the ownership interests of stockholders and may adversely affect the trading price of our common stock.

        Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could materially and adversely affect prevailing trading prices of our common stock.

Risks Relating to Financial Markets

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

        The domestic and worldwide capital and credit markets have experienced and are experiencing significant volatility, disruptions and dislocations with respect to price and credit availability. There is continued uncertainty as to if and when the capital and credit markets will improve. Should we need additional funds or to refinance our existing indebtedness, we may not be able to obtain such additional funds.

        We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. The principal sources of our liquidity are cash flow from our operations and borrowings under our senior credit facility. In the event these resources do not satisfy our liquidity needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreased due to a market downturn. In late 2008, Lehman Brothers, a 6.5% participant in our credit facility, filed for bankruptcy and stopped funding its share of our revolver borrowings. As Lehman Brothers is a defaulting lender, we are no longer able to draw upon their pro-rata portion of the revolver commitment. As of June 30, 2009, we had drawn $2.7 million of the $10 million applicable to Lehman Brothers. As such, Lehman Brothers' remaining $7.3 million commitment has not been included in our availability under our credit facility. It is uncertain whether a new lender will purchase Lehman Brothers' interest in our senior credit facility and fund the shortfall. In addition, there can be no assurance that our other lenders will continue to fund our senior credit facility. If our internal sources of liquidity prove to be insufficient, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Difficult conditions in the global capital markets and the current economic recession may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

        Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third and fourth quarter of 2008. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have resulted in a global economic recession. Domestic and international equity markets have been experiencing heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us. In the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses.

There can be no assurance that actions of the U.S. government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

        In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, numerous regulatory and governmental actions have been proposed. The Federal Reserve has taken action through reduced federal funds rates and the expansion of acceptable collateral for its loans to provide additional liquidity. Additionally, the American Recovery and Reinvestment Act of 2009 was signed into law in February 2009. The American Recovery and Reinvestment Act is intended to provide a stimulus to the U.S. economy and includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and domestic spending in education, health care and infrastructure, including marine infrastructure and dredging. There can be no assurance as to what impact such actions will have on our business or the financial markets, including the extreme levels of volatility, or that the American Recovery and Reinvestment Act or any monetary or fiscal actions of the U.S. Federal Reserve Board will have a stabilizing effect on the economy or a beneficial impact on economic growth. It is not possible to predict whether or when such actions may occur or what impact, if any, such actions could have on our business, results of operations or financial condition or the trading price of our common stock.

The current weakness in the economic environment and other factors could lead to our goodwill and other intangible assets becoming impaired, which may require us to take significant non-cash charges against earnings.

        Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets have been impaired. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, which charge could materially adversely affect our reported net income and our stock price. We test goodwill annually for impairment in the third quarter of each year, or more frequently should circumstances dictate. Due to the continuing economic uncertainty and market and credit crisis during the fourth quarter of 2008, we considered whether there were any indicators that our goodwill was impaired. We concluded that no indicators of impairment were present and therefore an additional impairment test was not required at that time. Our conclusion was based on our review of our market capitalization as of December 31, 2008. While we determined that goodwill did not need to be tested, a significant and sustained decline in the our future cash flows, a significant adverse change in the economic environment, slower growth rates or if our stock price falls below our net book value per share for a sustained period could result in the need to perform additional impairment analysis in future periods. If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would be required to record a non-cash charge against earnings, which, in turn, could have a material adverse affect on our reported net income and the book value of our stockholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates."

USE OF PROCEEDS

        The selling stockholders, including members of our senior management, will receive all net proceeds from the sale of common stock to be sold in this offering, including any proceeds they receive if the underwriters exercise the option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has been traded under the symbol "GLDD" on the NASDAQ Global Market since December 27, 2006. Prior to July 19, 2007, we had warrants that were traded under the symbol "GLDDW" on the NASDAQ Global Market. Our warrants were called for redemption on June 19, 2007, and as of July 19, 2007 all of the outstanding warrants were exercised or redeemed. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of the common stock as reported by NASDAQ from January 1, 2008 through August 7, 2009.

	High	Low
2007
First Quarter	$7.48	$6.11
Second Quarter	$10.27	$6.67
Third Quarter	$9.53	$7.56
Fourth Quarter	$9.79	$8.01
2008
First Quarter	$8.78	$4.99
Second Quarter	$6.37	$5.05
Third Quarter	$7.92	$5.50
Fourth Quarter	$6.35	$2.64
2009
First Quarter	$4.77	$1.78
Second Quarter	$5.98	$2.76
Third Quarter (through August 7, 2009)	$6.56	$4.18

        On August 7, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $6.30 per share.

Holders of Record

        As of August 6, 2009, we had approximately 47 holders of record of our common stock.

Dividends

        We declared and paid dividends per share on our common stock as follows:

Dividend Per Share
2007
First Quarter	$—
Second Quarter	—
Third Quarter	—
Fourth Quarter	0.017
2008
First Quarter	$0.017
Second Quarter	0.017
Third Quarter	0.017
Fourth Quarter	0.017
2009
First Quarter	$0.017
Second Quarter	0.017

        The declaration and payment of future dividends will be at the discretion of our board of directors and depend on many factors, including general economic and business conditions, our strategic plans, financial results and condition, legal requirements, including restrictions and limitations contained in our senior credit agreements and the indenture relating to the senior subordinated debt, and other factors the board of directors deems relevant. Accordingly, we cannot assure the size of any such dividend or that we will pay any future dividend. Our ability to pay dividends is restricted by certain covenants contained in our senior credit agreement, as well as subject to limitations contained in our indenture relating to our subordinated debt.

        We are a holding company and have no direct operations. Our ability to pay cash dividends depends, in part, on the ability of our subsidiaries to pay cash dividends. We expect to cause our subsidiaries to pay distributions to us to fund our expected dividend payments, subject to applicable law and any restrictions contained in our debt agreements.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected financial data and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and notes thereto in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008, as amended and restated by the Current Report on Form 8-K dated August 10, 2009. The selected financial data presented below have been derived from our consolidated financial statements.

        The Aldabra Merger was accounted for as a reverse acquisition. Under this method of accounting, we were the acquiring company for financial reporting purposes. Accordingly, the Aldabra Merger was treated as the equivalent of our issuing stock for the net monetary assets of Aldabra accompanied by a recapitalization. The net monetary assets of Aldabra, primarily cash, were stated at their fair value, which was equivalent to the carrying value, and accordingly no goodwill or other intangible assets were recorded. The following selected financial data as of and for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2005 and 2004 reflect the financial position, results of operations and cash flows of GLDD Acquisition Corp. prior to the Aldabra Merger. The accumulated deficit of GLDD Acquisition Corp. was carried forward to the recapitalized Company.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(in millions except share and per share data)
Income Statement Data:
Contract revenues	$321.7	$281.0	$586.9	$515.8	$426.0	$423.4	$350.9
Costs of contract revenues	266.1	247.5	517.6	447.8	369.0	372.0	314.9

Gross profit	55.6	33.6	69.3	67.9	57.0	51.4	35.9
General and administrative expenses	22.0	21.4	42.8	38.7	31.1	32.2	29.1
Amortization of intangible assets	0.4	0.1	0.4	0.3	0.3	0.8	4.2
Impairment of goodwill and intangible	—	—	—	—	—	5.7	—
Sale-related expenses	—	—	—	—	—	—	0.3

Operating income	33.2	12.0	26.1	29.0	25.6	12.7	2.4

Interest expense, net	(9.0)	(8.6)	(17.0)	(17.5)	(24.3)	(23.1)	(20.3)
Equity in earnings (loss) of joint ventures	(0.6)	0.2	(0.0)	2.0	2.0	2.3	2.3

Income (loss) before income taxes	23.7	3.7	9.1	13.5	3.3	(8.1)	(15.6)
Income tax benefit (provision)	(9.8)	(1.7)	(3.8)	(6.4)	(1.0)	1.4	4.4

Net income (loss)	$13.9	$2.0	$5.3	$7.1	$2.3	$(6.7)	$(11.2)
Net (income) loss attributable to noncontrolling interests	0.9	(0.2)	(0.3)	(0.1)	(0.2)	(0.2)	0.1
Net income attributable to Great Lakes Dredge & Dock Corporation	$14.7	$1.8	$5.0	$7.1	$2.2	$(6.9)	$(11.1)

Redeemable preferred stock dividends(1)	—	—	—	—	(8.2)	(7.7)	(7.3)
Redemption of preferred stock(1)	—	—	—	—	(2.8)	—	—

Net income (loss) available to common stockholders of Great Lakes Dredge & Dock Corporation	$14.7	$1.8	$5.0	$7.1	$(8.8)	$(14.6)	$(18.4)

Basic earnings (loss) per share available to common stockholder of Great Lakes Dredge & Dock Corporation	$0.25	$0.03	$0.09	$0.14	$(0.90)	$(1.57)	$(1.98)
Basic weighted average shares	58,493,853	58,462,134	58,469,431	48,911,491	9,779,781	9,287,699	9,287,699
Diluted earnings (loss) per share available to common stockholders of Great Lakes Dredge & Dock Corporation(1)	$0.25	$0.03	$0.09	$0.14	$(0.90)	$(1.57)	$(1.98)
Diluted weighted average shares	58,521,150	58,464,944	58,477,779	52,211,010	9,779,781	9,287,699	9,287,699

	Six Month Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Other Data:
EBITDA(2)	$51.0	$25.2	$55.9	$57.5	$52.6	$39.4	$31.7
Net cash flows from operating activities	12.3	0.2	14.8	(6.3)	33.9	10.3	17.4
Net cash flows from investing activities	(10.3)	(21.6)	(26.3)	(77.8)	(21.5)	(7.2)	(11.4)
Net cash flows from financing activities	(2.9)	17.9	13.7	88.6	(9.4)	(4.5)	(6.8)
Depreciation and amortization	17.5	13.2	30.1	26.5	25.1	24.6	26.9
Maintenance expense	22.7	20.9	41.9	43.8	32.7	29.7	22.7
Capital expenditures(3)	10.1	22.7	44.5	111.0	29.8	12.7	23.1

(1)
Refer to Note 1 in our financial statements for the years ended December 31, 2008, 2007 and 2006 for additional details regarding these calculations.

(2)
EBITDA in 2005 included the impact of a non-cash write down of goodwill and intangibles for $5.7 million for the demolition business. For the definition of EBITDA and a reconciliation, please see the discussion immediately following.

(3)
Capital expenditures in 2007 included the purchase of three vessels for $40.4 million. It also included the purchase of another vessel for $25.5 million, funded through a sale-leaseback transaction, as well as the buy-out of certain equipment previously under operating leases for $14.6 million. Capital expenditures in 2006 included approximately $3.9 million spent to buy out certain equipment previously under operating leases and $10.4 million related to the reconfiguration of a dredge into a material handling barge that was funded through a sale-leaseback transaction.

	As of June 30,	As of December 31,
	2009	2008	2007	2006	2005	2004
	(unaudited)
Balance Sheet Data:
Cash and equivalents	$9.6	$10.5	$8.2	$3.6	$0.6	$2.0
Working capital	116.8	87.7	82.3	42.9	48.4	39.2
Total assets	667.4	666.2	624.4	528.4	507.5	508.6
Long term senior debt and subordinated notes	216.5	216.5	196.5	194.7	250.8	254.3
Total equity (deficit)	244.5	228.1	230.4	130.5	(21.4)	(6.8)

        EBITDA, as provided in this prospectus supplement, represents net income (loss) attributable to Great Lakes Dredge & Dock Corporation, adjusted for net interest expense, income taxes, depreciation and amortization expense. We present EBITDA as an additional measure by which to evaluate our operating trends. We believe that EBITDA is a measure frequently used to evaluate performance of companies with substantial leverage and that all of our primary stakeholders (i.e. our stockholders, bondholders and banks) use EBITDA to evaluate our period to period performance. Additionally, management believes that EBITDA provides a transparent measure of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, we use a measure based upon EBITDA to assess performance for purposes of determining compensation under our incentive plan. EBITDA should not be considered an alternative to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. As such, our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity due to the exclusion of interest and income tax expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business. For these reasons, we use operating income to measure our operating performance and use EBITDA only as a supplement. The following is a reconciliation of EBITDA to net income (loss) attributable to Great Lakes Dredge & Dock Corporation.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Net income (loss) attributable to Great Lakes Dredge & Dock Corporation	$14.7	$1.8	$5.0	$7.1	$2.2	$(6.9)	$(11.1)
Adjusted for:
Interest expense, net	9.0	8.6	17.0	17.5	24.3	23.1	20.3
Income tax expense (benefit)	9.8	1.7	3.8	6.4	1.0	(1.4)	(4.4)
Depreciation and amortization	17.5	13.2	30.1	26.5	25.1	24.6	26.9

EBITDA	$51.0	$25.2	$55.9	$57.5	$52.6	$39.4	$31.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are the largest provider of dredging services in the United States. In addition, we are the only U.S. dredging service provider with significant international operations, which represented approximately 30% of our dredging revenues for the first six months of 2009 and comparable to our three year average.

        Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: capital, beach nourishment and maintenance, in which sectors we have experienced an average combined bid market share in the U.S. of 42% over the past three years, including 47%, 44% and 36% of the capital, beach nourishment and maintenance sectors, respectively. Our bid market is defined as the aggregate dollar value of domestic projects on which we bid or could have bid if not for capacity constraints.

        Our fleet of 26 dredges, of which 10 are deployed internationally, 22 material transportation barges, two drillboats, and numerous other specialized support vessels is the largest and most diverse fleet of any U.S. dredging company. The mobility of our fleet enables us to move equipment in response to changes in demand for dredging services to take advantage of the most attractive utilization opportunities. We estimate the replacement cost of our fleet to be in excess of $1.5 billion in the current market.

        Our largest domestic dredging customer is the Army Corps of Engineers, referred to in this prospectus supplement as the "Corps", which has responsibility for federally funded projects related to navigation and flood control of U.S. waterways. Our dredging revenues for the six months ended June 30, 2009 earned from contracts with federal government agencies, including the Corps as well as other federal entities such as the U.S. Coast Guard and the U.S. Navy, was approximately 50%, as compared with our three year average of 47%.

        We also own a majority interest in NASDI, a demolition service provider located in the Boston, Massachusetts area. NASDI's principal services consist of interior and exterior demolition of commercial and industrial buildings, salvage and recycling of related materials, and removal of hazardous substances and materials. The majority of NASDI's work has historically been performed in the New England area; however, NASDI is currently expanding into New York and other New England states. In January 2009, we acquired a 65% interest in Yankee Environmental Services LLC, referred to in this prospectus supplement as "Yankee", a provider of environmental remediation services including asbestos abatement and removal of other hazardous materials for private and governmental entities. Prior to this acquisition, Yankee served as a subcontractor on many NASDI projects.

        We have a 50% ownership interest in Amboy Aggregates, referred to in this prospectus supplement as "Amboy." Amboy's primary business is mining sand from the entrance channel to the New York harbor in order to provide sand and aggregate for use in road and building construction. Together with our Amboy joint venture partner, we own a 50% interest in land that is adjacent to Amboy's property and may be used in conjunction with Amboy's operations. Our investment in Amboy is accounted for using the equity method.

        We operate in two reportable segments: dredging and demolition.

Contract Revenues

        Most of our dredging contracts are obtained through competitive bidding on terms specified by the party inviting the bid. The nature of the specified services dictates the types of equipment required, material and labor involved and estimated project duration, all of which affect the cost of performing the contract and the price that dredging contractors will bid.

        We recognize contract revenues under the percentage-of-completion method, based on our engineering estimates of the physical percentage completed for dredging projects and using a cost-to-cost approach for demolition projects. For dredging projects, costs of contract revenues are adjusted to reflect the gross profit percentage expected to be achieved upon ultimate completion of each dredging project. For demolition projects, contract revenues are adjusted to reflect the estimated gross profit percentage. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Claims for additional compensation due to us are not recognized in contract revenues until such claims are settled. Billings on contracts are generally submitted after verification with the customers of physical progress and may not match the timing of revenue recognition. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Contract modifications may be negotiated when a change from the original contract specifications is encountered, necessitating a change in project scope or performance methodology and/or material disposal. Significant expenditures incurred incidental to major contracts are deferred and recognized as costs of contracts based on contract performance over the duration of the related project. These expenditures are reported as prepaid expenses.

Costs and Expenses

        The components of costs of contract revenues include labor, equipment (including depreciation, lease expense, insurance, fuel, maintenance and supplies), subcontracts, rentals, and project overhead. Hourly labor is generally hired on a project-by-project basis. Costs of contract revenues vary significantly depending on the type and location of work performed and assets utilized. Generally, capital projects have the highest margins due to the complexity of the projects, while beach nourishment projects have the most volatile margins because they are most often exposed to weather conditions.

        Our cost structure includes significant annual equipment related costs, including depreciation, maintenance, insurance and long-term equipment rentals, averaging approximately 22% to 25% of total costs of contract revenues over the last three years. During the year, both equipment utilization and the timing of cost expenditures fluctuate significantly. Accordingly, we allocate these equipment costs to interim periods in proportion to revenues recognized over the year to better match revenues and expenses. Specifically, at each interim reporting date we compare actual revenues earned to date on our dredging contracts to expected annual revenues and recognize equipment costs on the same proportionate basis. In the fourth quarter, any over and under allocated equipment costs are recognized such that the expense for the year equals actual equipment costs incurred in during the year. As a result of this methodology, the recorded expense in any interim period may be higher or lower than the actual equipment costs incurred in that interim period.

Utilization

        Current and projected utilization of equipment is an important factor we consider in managing our dredging business. We do not measure utilization of equipment in the aggregate; however, we track utilization by dredge and other major pieces of equipment. The ability to maintain high levels of equipment utilization impacts our profitability.

Critical Accounting Policies and Estimates

        Our significant accounting policies are discussed in the notes to the consolidated financial statements. The application of certain of these policies requires significant judgments or an estimation process that can affect our results of operations, financial position and cash flows, as well as the related footnote disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results.

        Percentage-of-completion method of revenue recognition —Our contract revenues are recognized under the percentage-of-completion method, which is by its nature based on an estimation process. For dredging projects, we use engineering estimates of the physical percentage of completion. For demolition projects, we use estimates of remaining costs-to-complete to determine project percent complete. In preparing our estimates, we draw on our extensive experience in the dredging and demolition businesses and our database of historical information to assure that our estimates are as accurate as possible, given current circumstances. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Claims for additional compensation are not recognized in contract revenues until such claims are settled. Cost and profit estimates are reviewed on a periodic basis to reflect changes in expected project performance.

        Impairment of goodwill—SFAS No. 142, "Goodwill and Other Intangible Assets" requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. We believe that this estimate is a critical accounting estimate because: (i) goodwill is a material asset and (ii) the impact of an impairment could be material to the consolidated balance sheet and consolidated statement of operations. We perform our annual impairment test as of July 1 each year.

        We assess the fair value of the reporting unit using the income approach. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors including estimates of future market growth trends, forecasted revenues and expenses, expected periods the assets will be utilized, appropriate discount rates and other variables. The estimates are based on assumptions that we believe to be reasonable, but which are unpredictable and inherently uncertain. Changes in these estimates and assumptions could materially affect the determination of fair value and may result in the impairment of goodwill in the event that actual future results differ from those estimates.

        At December 31, 2008, the majority of goodwill represents the purchase price in excess of the net amount assigned to assets acquired and liabilities assumed by Madison Dearborn Capital Partners IV, L.P. on December 23, 2003. Goodwill was allocated between our two reporting segments, dredging and demolition, based on the value assigned to each segment at that time. At December 31, 2008 and 2007, dredging goodwill was $76.6 million in each year and demolition goodwill was $21.2 million and $19.7 million, respectively. The increase in demolition goodwill during 2008 was the result of our April 30, 2008 acquisition of the 15% interest in NASDI we did not previously own. See Note 21 "Minority Interest Acquisition" to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. Goodwill was tested for impairment during the third quarter of 2008 at which time it was concluded that the fair value of each reporting segment was in excess of its carrying value.

        We will continue to perform a goodwill impairment test as required on an annual basis, and between annual tests if events or conditions result in a triggering event, thus requiring a test.

        Impairment of long-lived assets—In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that an impairment may exist. Our policy is to recognize an impairment charge when an asset's carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset's book value and fair market value. Our policy is to estimate the undiscounted future cash flows using financial projections that require the exercise of significant judgment on the part of management. Changes in these projections may expose us to future impairment charges. If a triggering event requiring impairment testing occurs, we would evaluate the remaining useful lives of these assets to determine whether the lives are still appropriate.

        Self-insurance reserves—We maintain various insurance policies, including, hull and machinery, general liability and personal injury. We partially self-insure risks covered by our policies. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. In determining our estimates, we incorporate historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in determination of such reserves.

        Income taxes—We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are recorded when identified, which is generally in the third quarter of the subsequent year for U.S. federal and state provisions. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. Management believes it has adequately provided for uncertain tax positions that are not more likely than not to be sustained upon examination. However, our future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire.

Quarterly Results of Operations

        The following table sets forth the components of net income (loss) attributable to Great Lakes Dredge & Dock Corporation on a quarterly basis for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007.

	Quarter Ended
	March 31	June 30
	Unaudited
	(in millions except share and per share data)
2009
Contract revenues	$179.2	$142.5
Costs of contract revenues	(152.2)	(113.9)

Gross profit	27.0	28.6
General and administrative expenses	(10.4)	(11.6)
Amortization of intangible assets	(0.2)	(0.2)

Operating income	16.4	16.8
Interest expense, net	(4.3)	(4.7)
Equity in earnings (loss) of joint ventures	(0.6)	(0.0)

Income before income taxes	11.6	12.0
Income tax provision	(5.2)	(4.6)

Net income	6.5	7.4
Net (income) loss attributable to noncontrolling interests	0.9	0.0

Net income attributable to Great Lakes Dredge & Dock Corporation	$7.3	$7.4

Basic earnings per share available to common stockholders of Great Lakes Dredge & Dock Corporation	$0.13	$0.13
Basic weighted average shares	58,488,394	58,499,312
Diluted earnings per share available to common stockholders of Great Lakes Dredge & Dock Corporation	$0.13	$0.13
Diluted weighted average shares	58,488,394	58,553,906

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	Unaudited
	(in millions except share and per share data)
2008
Contract revenues	$135.7	$145.3	$142.8	$163.0
Costs of contract revenues	(123.7)	(123.7)	(125.2)	(144.9)

Gross profit	12.0	21.6	17.6	18.1
General and administrative expenses	(10.2)	(11.2)	(11.0)	(10.4)
Amortization of intangible assets	(0.1)	(0.1)	(0.2)	(0.1)

Operating income	1.8	10.3	6.4	7.6
Interest expense, net	(3.6)	(4.9)	(4.3)	(4.1)
Equity in earnings (loss) of joint ventures	0.1	0.1	0.1	(0.3)

Income before income taxes	(1.7)	5.5	2.2	3.2
Income tax benefit (provision)	0.7	(2.4)	(0.8)	(1.3)

Net income (loss)	$(1.0)	$3.1	$1.4	$1.9
Net (income) loss attributable to noncontrolling interests	(0.2)	(0.1)	—	(0.1)

Net income (loss) attributable to Great Lakes Dredge & Dock Corporation	$(1.2)	$3.0	$1.4	$1.8

Basic earnings (loss) per share available to common stockholders of Great Lakes Dredge & Dock Corporation	$(0.02)	$0.05	$0.02	$0.03
Basic weighted average shares	58,459,824	58,464,444	58,472,824	58,480,633
Diluted earnings (loss) per share available to common stockholders of Great Lakes Dredge & Dock Corporation	$(0.02)	$0.05	$0.02	$0.03
Diluted weighted average shares	58,459,824	58,470,065	58,498,950	58,482,278

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	Unaudited
	(in millions except share and per share data)
2007
Contract revenues	$126.7	$115.6	$116.5	$156.9
Costs of contract revenues	(113.0)	(97.5)	(103.1)	(134.2)

Gross profit	13.7	18.1	13.4	22.7
General and administrative expenses	(8.0)	(9.3)	(9.6)	(11.9)
Amortization of intangible assets	(0.1)	(0.1)	(0.1)	(0.1)

Operating income	5.6	8.8	3.7	10.7
Interest expense, net	(4.3)	(6.6)	(3.4)	(3.2)
Equity in earnings of joint ventures	0.3	0.6	0.8	0.3

Income before income taxes	1.6	2.9	1.2	7.9
Income tax provision	(0.7)	(1.2)	(0.5)	(4.0)

Net income (loss)	$0.9	$1.7	$0.7	$3.9
Net (income) loss attributable to noncontrolling interests	—	—	—	(0.1)

Net income attributable to Great Lakes Dredge & Dock Corporation	$0.9	$1.7	$0.7	$3.8

Basic earnings per share available to common stockholders of Great Lakes Dredge & Dock Corporation	$0.02	$0.04	$0.01	$0.06
Basic weighted average shares	39,632,589	40,989,166	56,265,170	58,459,824
Diluted earnings per share available to common stockholders of Great Lakes Dredge & Dock Corporation	$0.02	$0.03	$0.01	$0.06
Diluted weighted average shares	44,696,822	48,238,297	57,189,878	58,459,824

Note: Items may not sum due to rounding.

Results of Operations—Fiscal Years

        The following table sets forth the components of net income attributable to Great Lakes Dredge & Dock Corporation as a percentage of contract revenues for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006:

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Contract revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of contract revenues	(82.7)	(88.1)	(88.2)	(86.8)	(86.6)

Gross profit	17.3	11.9	11.8	13.2	13.4
General and administrative expenses	(6.8)	(7.6)	(7.3)	(7.5)	(7.2)
Amortization of intangible assets	(0.1)	—	(0.1)	(0.1)	(0.1)

Operating income	10.4	4.3	4.4	5.6	6.1
Interest expense, net	(2.8)	(3.0)	(2.9)	(3.4)	(5.8)
Equity in earnings of joint ventures	(0.2)	0.1	—	0.4	0.4

Income before income taxes	7.4	1.4	1.5	2.6	0.7
Income tax provision	(3.0)	(0.6)	(0.7)	(1.2)	(0.2)

Net income	4.4	0.8	0.8	1.4	0.5
Net (income) loss attributable to noncontrolling interests	0.3	(0.1)	—	—	—

Net income attributable to Great Lakes Dredge & Dock Corporation	4.7%	0.7%	0.8%	1.4%	0.5%

Components of Contract Revenues

        The following table sets forth, by segment and type of work, our contract revenues for each of the periods indicated (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Revenues
Dredging:
Capital—U.S.	$92,198	$76,280	$153,414	$129,569	$127,205
Capital—foreign	89,776	68,122	172,345	140,468	86,039
Beach nourishment	23,146	27,141	63,550	90,142	94,476
Maintenance	89,703	39,156	95,350	79,659	69,514
Demolition	26,835	70,344	102,220	75,923	48,746

	$321,658	$281,043	$586,879	$515,761	$425,980

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

        Total revenue for the quarter ended June 30, 2009 was $142.5 million, virtually unchanged from revenue of $145.3 million for the second quarter of 2008. Dredging revenue of $128.5 million increased 16% from a year ago due to strong performances from foreign operations and domestic maintenance activities. Beach work was at low levels in both the 2009 and 2008 second quarters due to continued permitting and funding issues described below. The demolition business has been negatively impacted by the economic downturn and the resulting slowdown in construction activity which resulted in reduced demolition revenue of $13.9 million versus $34.8 million a year ago. Revenues for the six-month period ended June 30, 2009 increased by more than 14% to $321.7 million compared with $281.0 million for the same 2008 period, primarily as a result of increased dredging activity.

        Capital projects include large port deepenings and other infrastructure projects including land reclamations. Domestic capital dredging revenue decreased $7.5 million, or 17%, in the 2009 second quarter compared to the same 2008 period but increased $15.9 million or 21% for the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Domestic capital revenue in the quarter and year to date was primarily generated by projects in the Ports of New York, New Jersey and Tampa and coastal restoration in Louisiana. Foreign revenue increased $10.2 million and $21.7 million, or 29% and 32%, in the 2009 second quarter and first half, respectively, compared to the same 2008 periods. Foreign revenue was driven by continued work in Bahrain on the Diyar land reclamation project, as well as the impact of full utilization of the vessels that were moved to the Middle East in the first quarter of 2008.

        Beach nourishment projects include rebuilding of shoreline areas that have been damaged by storm activity or ongoing erosion. Beach revenue in the 2009 second quarter decreased $7.5 million compared to the same 2008 quarter. Year to date 2009 revenue of $23.1 million is down $4 million compared to the first half of 2008. Beach work was lower than historical levels for the first six months of both years as permitting and funding issues have hindered federal, state and local authorities in getting to bid beach work out over the last 18 months.

        Maintenance projects include routine dredging of ports, rivers and channels to remove the regular build up of sediment. Maintenance revenue in the three and six months ended June 30, 2009 increased $22.8 million and $50.5 million, respectively, compared to the same periods of 2008. Although the 2008 market was strong, the 2009 maintenance market has nearly matched the full 2008 market in just the first six months of 2009. This is largely the result of a backlog of maintenance projects being put out to bid as well as additional funding coming from the American Recovery and Reinvestment Act. A number of maintenance projects contributed to this quarter's revenue, including dredging in Maryland, Mississippi and North Carolina.

        Gross profit increased to $28.6 million for the second quarter of 2009 from $21.6 million in 2008 resulting in an increase in gross profit margin (gross profit divided by revenue) to 20.0% versus 14.9% for the same period last year. Better dredging fleet utilization as a result of the mix of projects performed during the quarter and operating efficiencies on certain domestic projects more than offset mechanical issues on other domestic projects. The demolition unit's gross profit was negatively impacted by having lower revenue to cover fixed costs. Gross profit margin for the six months ended June 30, 2009 increased to 17.3% from 11.9% a year earlier largely due to favorable dredge fleet utilization. Conversely, 2008 was negatively impacted by the mobilization of the dredge Texas to the Middle East and repairs that were being made to the dredge New York.

        Although revenues between the quarters ended June 30, 2009 and 2008 were similar, gross profit margins strengthened substantially. While the level of fleet utilization (or days the dredges worked) has a significant impact on the quarter's results, the mix of specific projects on which our dredges perform impacts revenue levels as well as margins. Therefore, while revenue was similar between the 2009 and 2008 second quarters, the mix of projects as well as the margin on these projects were different and the result was that our gross profit margins strengthened.

        Our general and administrative expenses totaled $11.6 million and $22.0 million for the three and six months ended June 30, 2009, respectively, an increase of $0.3 million and $0.6 million from the same periods in 2008.

        Operating income for the three and six months ended June 30, 2009 increased by 63% and 176%, respectively, to $16.8 million and $33.2 million from a year ago as a result of increased gross profit and relatively constant general and administrative expenses.

        Interest expense, net was $4.7 million and $9.0 million for the three and six months ended June 30, 2009, respectively, on par with the same 2008 periods.

        Income tax expense for the three and six months ended June 30, 2009 was $4.6 million and $9.8 million, respectively, compared to $2.4 and $1.7 million for the same 2008 periods, primarily as a result of the earnings we generated in 2009. The effective tax rate for the six months ended June 30, 2009 was 40.0%, down from 49.3% at June 30, 2008. The effective tax rate was lower due to the reorganization of NASDI in 2008 as well as a decrease in the effective state income tax rate due to the decline in income in the demolition segment as well as the location of dredging projects during the period. Net income attributable to Great Lakes Dredge & Dock Corporation of $7.4 million and earnings per diluted share of $0.13 for the second quarter of 2009 compared to $2.9 million and $0.05 for the same 2008 period. Net income attributable to Great Lakes Dredge & Dock Corporation and earnings per diluted share for the six months ended June 30, 2009 was $14.7 million and $0.25 respectively, compared to $1.8 million and $0.3 for the same 2008 period.

        EBITDA was $22.6 million and $51.0 million for the three and six months ended June 30, 2009, respectively, compared with $15.9 million and $25.2 million in the same 2008 periods, due to the strong operating performance in our dredging segment.

        Dredging Segment Results.    Dredging revenues for the three and six months ended June 30, 2009 were $128.5 million and $294.8 million, respectively, compared to $110.5 million and $210.7 million for the same periods of 2008. Dredging revenues for the six months ended June 30, 2009 were driven by high utilization on domestic maintenance projects and foreign work. The dredging segment generated operating income of $16.8 million and $35.8 million for the three and six months ended June 30, 2009 compared to operating income of $8.1 million and $7.0 million for the same periods of 2008. 2009 results for these periods were driven by high utilization as previously noted and strong margins on domestic projects. In addition, the first half of 2008 was negatively impacted by downtime related to the mobilization of certain vessels to the Middle East and the temporary loss of the dredge New York after it was struck by another vessel.

        Demolition Segment Results.    Demolition revenues for the three months and six months ended June 30, 2009 totaled $13.9 million and $26.8 million, respectively, compared to $34.8 million and $70.3 million for the same 2008 periods. Revenue is down period over period as activity in the demolition segment has been negatively affected by the economic downturn and the resulting slowdown in the construction market. In addition, in the first half of 2008, NASDI worked on several unique, large dollar value projects that contributed to the high revenue in 2008. Margins have been negatively impacted by the decreased activity as well as contract losses related to a large development project in downtown Boston that has been delayed due to the economic downturn. The demolition segment generated an operating loss of $0.04 million and $2.6 million for the three and six months ended June 30, 2009, respectively, compared to operating income of $2.2 million and $5.0 million for the same periods of 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Dredging revenues were $484.7 million in 2008, an increase of $44.9 million, or 10.2%, over 2007 dredging revenues of $439.8 million. Dredging gross margin was 11.8%, down from 13.0% in 2007 due to the negative impacts of unfavorable weather, the loss of the Dredge New York for the majority of 2008 and a $2.2 million retroactive insurance premium.

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  Domestic capital dredging revenues of $153.4 million in 2008 were up $23.8 million, or 18%, from 2007 revenues of $129.6. This increase was driven by additional capital projects, including deepening work in the ports of New York, New Jersey and Boston, a deepening project in the Columbia River in Oregon, and two projects in the Gulf of Mexico.

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  Our 2008 revenues from beach nourishment projects of $63.6 million decreased $26.5 million, or 30%, from $90.1 million in 2007. Beach revenues were negatively impacted throughout 2008 as state and local governments experienced delays in getting the necessary approvals to put projects out to bid.

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  Revenues from maintenance dredging projects in 2008 were $95.4 million, an increase of $15.7 million, or 19%, from $79.7 million in 2007. This increase was due to the Corps continuing to put out maintenance work, in addition to receiving emergency funds needed due to the flooding in the Mississippi River and hurricanes in the Gulf Coast.

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  Revenues from foreign dredging operations in 2008 totaled $172.3 million an increase of $31.8 million, or 22%, from 2007 revenues of $140.5 million. Revenues increased from 2007 as we moved additional vessels to the Middle East to work on several large land reclamation projects in Bahrain.

        NASDI's 2008 demolition revenues were $102.2 million, an increase of $26.3 million, or 34%, over 2007 revenues of $75.9 million. This increase was due to several large projects which were substantially completed by mid-year. A significant portion of the work on these projects included subcontract work; consequently NASDI's margins on these projects were not as high as NASDI typically generates. Gross profit of 11.9% in the demolition segment was down from 14.4% in 2007 due to the increase in subcontract work, a decrease in the price for scrap and the adverse impacts of project delays and a customer bankruptcy.

        For the year ended December 31, 2008, consolidated general and administrative expenses totaled $42.8 million, compared with $38.7 million in 2007, an increase of $4.1 million, or 10.6%, due to payroll and health care cost increases. General and administrative expenses as a percentage of revenue have been generally consistent, ranging between 7.2% and 7.5% of revenues over the last three years.

        Our 2008 operating income for the dredging segment was $22.2 million, down $2.8 million, or 11.2%, versus 2007 operating income of $25.0 million due to the factors described above. Our 2008 demolition operating income was $3.9 million, on par with 2007 operating income of $4.0 million despite NASDI's higher 2008 revenues.

        Our net interest expense for the year ended December 31, 2008 totaled $17.0 million compared with $17.5 million in 2007. The impact of higher average debt levels during the year were more than offset by lower interest rates. However, we had an unrealized gain of $0.4 million on the mark to market of our interest rate swap, compared to a $1.1 million gain last year. By virtue of a call provision contained in the swap agreements, the interest rate swaps were terminated by our counterparties in December 2008.

        We incurred income tax expense of $3.8 million compared with $6.4 million in 2007. This $2.6 million decrease is primarily the result of our reduced operating income. The effective tax rate for the year ended December 31, 2008 was 42.1% compared to 47.4% for the year ended December 31, 2007. The effective rate was higher in 2007 as we increased our federal deferred tax rate to 35%. This increase in the deferred tax rate resulted in deferred tax expense of $0.9 million which increased the effective tax rate by 6.5%.

        For the year ended December 31, 2008, we generated net income attributable to Great Lakes Dredge & Dock Corporation of $5.0 million compared to $7.1 million for the year ended December 31,

2007. This $2.1 million decrease in net income attributable to Great Lakes Dredge & Dock Corporation was driven by decreased operating income in 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues for the year ended December 31, 2007 were $515.8 million, an increase of $89.8 million, or 21%, from revenues of $426.0 million in 2006. The improvement was primarily attributable to an increase in foreign dredging ($54.4 million) and domestic demolition ($27.2 million) activities. Gross profit margin for the year of 13.2% was relatively unchanged from the prior year due to a significant increase in maintenance expense.

        Dredging revenues were $439.8 million in 2007, an increase of $62.6 million, or 16.6%, over 2006 revenue of $377.2 million. Dredging gross profit margin was 13.0% in 2007 which is consistent with 2006 gross profit margin of 13.1%.

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  Domestic capital dredging revenue of $129.6 million in 2007 was relatively unchanged from 2006 revenue of $127.2 million. Capital work in 2007 was driven by a deepening project in Brunswick, Georgia and LNG work in Golden Pass, Texas. Nevertheless, capital revenue was below historical levels as continued funding issues at the Corps delayed bidding for capital work. However, we started five capital projects in the second half of the 2007 that provided significant revenue throughout 2008.

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  Our 2007 revenue from beach nourishment projects of $90.1 million was down slightly from 2006 revenue of $94.5 million. The beach bid market in 2007 of $146 million was above the 2006 market of $126 million. In 2007, 34% of the work put out to bid was funded through state and local authorities, a trend that has sustained the beach market over the last few years as the Corps' funding issues have negatively impacted federal spending on beach nourishment. We completed nearly $50 million of beach work in 2007 for non-federally funded customers.

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  Revenues from maintenance projects in 2007 were $79.7 million, an increase of $10.1 million, or 14.6% from $69.5 million in 2006. The 2007 maintenance bid market of $188.0 million was below the 2006 record bid market of $341.8 million, but in line with previous years' bid markets as the Corps continues to put maintenance work out to bid despite struggling to fund capital and beach work.

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  Revenues from foreign dredging operations in 2007 totaled $140.5 million, an increase of $54.5 million, or 63.3%, from 2006 revenues of $86.0 million. This performance reflects our increased commitment of resources internationally. We continued work on several large land reclamation projects in Bahrain throughout the year as well as a port deepening project in the Bahamas.

        NASDI's 2007 demolition revenue was $75.9 million, an increase of $27.2 million, or 55.8%, over 2006 revenues of $48.7 million. This increase was driven by three large projects won in 2007. However, a significant portion of the work on these projects included subcontract work; consequently the margins on these projects were not as high as NASDI typically generates. As a result, gross profit margin attributable to the demolition segment was 14.4% in 2007 which is down compared to 15.2% in 2006. This work is expected to lead to additional direct demolition activity that is expected to yield more typical margins.

        For the year ended December 31, 2007, consolidated general and administrative expenses totaled $38.7 million, compared with $31.1 million in 2006, an increase of $7.6 million, or 24.6%. 2007 expenses include an aggregate of $2.7 million related to our secondary offering of stock, expenses associated with being a publicly traded company, provision for a doubtful receivable and costs related to our efforts to resolve our personal injury lawsuits in Texas. The remainder of the increase in 2007 relates to normal increases associated with our increase in revenue.

        Our 2007 operating income for the dredging segment was $25.0 million, up $3.1 million, or 14.2%, versus 2006 operating income of $21.9 million due to the increase in revenue and stable contract margins. 2007 demolition operating income was $4.0 million, an increase of $0.3 million, or 8.1%, from 2006 operating income of $3.7 million, again driven by the increase in revenue.

        Our net interest expense for the year ended December 31, 2007 totaled $17.5 million compared with $24.3 million in 2006. This $6.8 million decrease was the result of lower debt levels in 2007 as well as a decrease in interest rates resulting from our new revolving credit facility. In addition, we had an unrealized gain of $1.1 million on the mark to market value of our interest rate swap, compared to a $0.1 million gain last year.

        We incurred income tax expense of $6.4 million compared with $1.0 million in 2006. This $5.4 million increase was a result of greater operating income and a higher effective tax rate year over year. The effective tax rate for the year ended December 31, 2007 was 47.4% compared to 30% for the year ended December 31, 2006. During 2007, we increased our federal deferred tax rate to 35%. This increase in the deferred tax rate resulted in deferred tax expense of $0.9 million which increased the effective tax rate by 6.5%. In 2006, we decreased our state deferred tax rate resulting in a deferred tax benefit of $0.3 million which decreased the effective tax rate by 9.3%.

        For the year ended December 31, 2007, we generated net income attributable to Great Lakes Dredge & Dock Corporation of $7.1 million compared to $2.2 million for the year ended December 31, 2006. The improvement in net income attributable to Great Lakes Dredge & Dock Corporation was driven by increased operating income as well as a decrease in interest expense in 2007.

Bidding Activity and Backlog

        The following table sets forth, by segment and dredging type of work, our backlog as of the dates indicated:

	June 30,		December 31,
	2009	2008	2008	2007	2006
Backlog (in thousands)
Dredging:
Capital—U.S.	$216,494	$218,117	$176,051	$174,798	$72,037
Capital—foreign	79,379	91,087	196,387	107,153	184,814
Beach nourishment	11,490	20,736	18,934	30,614	56,018
Maintenance	82,726	25,839	26,726	8,958	39,691
Demolition	23,729	22,582	23,501	38,871	16,645

	$413,818	$378,361	$441,599	$360,394	$369,205

        Our dredging contract backlog represents our estimate of the revenues that we will realize under the portion of the contracts remaining to be performed based upon estimates relating to, among other things, the time required to mobilize the necessary assets to and from the project site, as well as the amount and type of material to be dredged. However, these estimates are necessarily subject to fluctuations based upon the amount and type of material that actually must be dredged. Because of these factors, as well as factors affecting the time required to complete each job, backlog is not necessarily indicative of future revenues or profitability. In addition, a significant amount of our dredging backlog relates to federal government contracts, which can be canceled at any time without penalty, subject to our right, in some cases, to recover our actual committed costs and profit on work performed up to the date of cancellation. In addition, our backlog may fluctuate significantly from quarter to quarter based upon the type and size of the projects we are awarded from the bid market. A quarterly increase or decrease of our backlog does not necessarily result in an improvement or a deterioration of our business. Our backlog includes only those projects for which we have obtained a signed contract with the customer.

        Funding via the American Recovery and Reinvestment Act helped stimulate bid volume in the second quarter of 2009. As a result, during the quarter, projects that were already scheduled to bid were able to increase their scope and new projects were also bid from stimulus funding. The domestic bid market, including capital, beach and maintenance work, totaled $339 million, of which maintenance projects accounted for 65%. This second quarter increase brought the year to date domestic bid market to $521 million, compared with the full year 2008 bid market of $783 million. We won 50% of the 2009 year to date domestic bid market, including 44% of the maintenance work bid and 75% of the capital work that included new work bid and options awarded on projects in our backlog.

        Dredging.    The domestic dredging bid market for the 2008 year was $783 million, a nearly 30% increase from the 2007 bid market of $603 million. Maintenance work was the primary source of this increase, with $351 million in awards, nearly double the 2007 market of $188 million. We won contracts totaling $300 million, or 38% of the total bid domestic market, on a par with our five-year average of 40%, and only $21 million less than in 2007 during which we achieved an especially high 53% win percentage.

        Our dredging backlog at December 31, 2008 totaled $418.1 million, compared to $321.5 million at December 31, 2007.

        Approximately $176.1 million, or 42%, of our year-end dredging backlog consists of domestic capital dredging work, a substantial portion of which is expected to be performed in 2009. This level of capital backlog is on par with the prior year as deepening work continued in the ports of New York and New Jersey and additional work was won in that area. The majority of the capital work in backlog at the end of 2009 is federally funded.

        Beach backlog was $18.9 million at the end of 2008, a 39% decrease from $30.6 million at the end of 2007. The 2008 beach nourishment bid market totaled $124 million, which is below the average bid market over the last five years of $161 million. We won $50 million, or 40%, of the 2008 work that was bid. The beach bid market was weak during the first nine months in 2008 predominantly due to permitting issues delaying bids. Beach work picked up in the fourth quarter as several projects were bid.

        Maintenance backlog was $26.7 million at the end of 2008, nearly three times backlog of $9.0 million at the end of 2007. As noted above, the 2008 maintenance bid market was $351 million, which was above the five year average maintenance market of $280 million, primarily due to emergency funding the Corps received after spring flooding in the Mississippi and hurricanes in the Gulf. Our share of the 2008 market was 34%, on par with our historical share of 36% over the last three years.

        Foreign capital backlog increased to $196.4 million at the end of 2008 from $107.2 million at the end of 2007, primarily as a result of signing the second phase of the Diyar land reclamation project in September 2008. During the 2009 first quarter, in response to the customer's request, we agreed in concept to restructure the remaining work on the Diyar land reclamation project.

        Contracted dredging backlog as of June 30, 2009 was $390 million, compared with $356 million at June 30, 2008. The June 30, 2009 dredging backlog does not reflect approximately $142 million of domestic low bids pending award and additional phases, or options, pending on projects currently in backlog and the amount remaining as an option on the Diyar contract. The June 30, 2008 dredging backlog did not include approximately $89 million of domestic low bids pending award and options on projects in backlog at that time.

        Demolition.    Our demolition backlog at December 31, 2008 totaled $23.5 million, a 40% decrease from backlog of $38.9 million at December 31, 2007. As previously mentioned, as a result of the completion of several large projects in 2008, backlog has begun to moderate to more historical levels. Recently, NASDI has taken on several projects in the New York market and is seeking to expand its presence in that market.

        Demolition services backlog at June 30, 2009 was $23.7 million, compared with $22.6 million at June 30, 2008.

Market Outlook

        United States.    In February 2009, the President signed the American Recovery and Reinvestment Act, which authorizes a $787 billion stimulus plan. Funding via the American Recovery and Reinvestment Act helped stimulate dredging bid volume in the second quarter of this year. We currently expect work funded under the stimulus plan to continue to be let to bid over the next 10 to 12 months and continue to believe that approximately $350 to $400 million will be spent on dredging projects under the stimulus plan. It is increasingly acknowledged by the Corps how critical it is that we regularly maintain our ports and waterways. Much of the maintenance work coming out now is due to a lack of focus on maintenance projects over the last several years.

        While the stimulus package is anticipated in the short term to increase the funds spent on maintenance dredging, we continue to believe that the long term solution for funding port maintenance involves the Harbor Maintenance Trust Fund, or "HMTF," initiative. Over the last 20 years, the HMTF has collected tax revenue annually that was originally designated to fund harbor maintenance. In recent years the gap between the amount collected under the tax and the amount allocated to harbor maintenance activities has grown significantly as the unallocated funds have been used for general budget purposes. Maintenance dredging in our nation's ports has been underfunded for several years, leaving many of them at considerably less than their authorized depths. The maritime industry has formed an alliance that is working under the initiative referred to as RAMP, or Realize America's Maritime Promise, to work toward assuring all future tax receipts collected under the HMTF will be spent on port maintenance projects. Through the efforts of RAMP, Congress has increasingly recognized the need to maintain our ports to enable more efficient movement of shipping traffic, thereby reducing costs and promoting economic growth. The allocation of 100% of the HMTF funds to their intended purpose should ensure our harbors are continually maintained at their authorized depths. The critical need for these maintenance projects to be completed is helping garner support for the Harbor Maintenance Trust Fund initiative. It currently appears that a new Water Resources Development Act, or "WRDA," bill will be introduced by the end of 2009 and the Harbor Maintenance Trust Fund legislation will be included within this WRDA amendment.

        The need to deepen U.S. ports will become more important over the next several years as deeper draft cargo ships are being built and the Panama Canal Expansion moves forward. Near term domestic capital projects include another section of the New York harbor, work for the U.S. Navy in Norfolk, and other deepening work along the East Coast. In addition, the Coastal Impact Assistance program and Offshore Continental Shelf program are still on track to add dollars to the dredging market in the next few years. The Coastal Impact Assistance Program is a federal plan to provide monies from offshore oil drilling in the Gulf to six coastal states. The Offshore Continental Shelf program is a longer term plan that apportions money from offshore oil drilling leases back to the impacted states. While none of these funds have been spent yet, there are efforts by the State of Louisiana and industry coalitions, including those from the oil and gas industry, to push for these expenditures to be made. In total there are capital projects which, in the aggregate, could provide more than $200 million of opportunities over the next year or two.

        A new development in the second quarter of this year was the Supplemental Appropriations Act of 2009 which was signed into law in June. This legislation appropriates $400 million for barrier island restoration and ecosystem restoration to restore shorelines impacted by historic levels of storm damage along the Mississippi Gulf Coast. The Corps has indicated that it is in the planning stages to accomplish this restoration and will likely starting bidding projects in late 2010.

        State and local authorities are struggling with budget shortfalls due to the current economic recession and as a result, state funding of beach nourishment jobs is down again this year. Nevertheless, we believe a substantial number of beach projects are scheduled to be bid this year, as many beaches along the East and Gulf Coasts are in critical need of renourishment.

        Middle East.    With the decline in oil prices and contraction in the region's real estate market, the economic boom in the Middle East has stalled. The downturn has impacted the scope of our Diyar contract; specifically, in the first quarter of 2009, part of the contracted backlog became an option that the customer may or may not award. In addition, the renegotiated contract provides longer payment terms that will result in higher receivable balances for a period of time, currently expected to continue into 2010.

        While the economic slowdown has resulted in reduced activity levels, we believe that the demand for infrastructure development will present attractive future dredging opportunities that suit our equipment in the region. However, we are mobilizing two of our large hydraulic dredges from the Middle East to the U.S. where we believe they will have better utilization opportunities. As two of our largest revenue producers, this should allow us to continue to benefit from the stimulus plan and keep these dredges busy in the domestic market for the remainder of this year and into 2010. In addition, in July a contract was signed for a project in Brazil for which one of our large hopper dredges, currently in Bahrain, will be re-positioned in the third quarter. We will continue to look, if necessary, for other opportunities internationally to utilize the dredges remaining in the Middle East.

        Other.    The $5.25 billion expansion plan for the Panama Canal, slated for completion in 2014, continues to move forward. The Panama Canal Authority is currently scheduled to bid the Atlantic entrance channel dredging project in the third quarter, which could be a good opportunity for certain vessels in our fleet. Even more importantly, the Panama Canal expansion program will make maintaining and deepening our East and Gulf Coast ports even more essential. If deeper draft vessels are too large to navigate in our ports, goods destined for the U.S. will bear higher transportation costs.

        Demolition.    The demolition segment has been negatively impacted by the economic downturn. Currently we are expanding into new geographic markets on the East Coast. In addition, the demolition segment has won several bridge demolition projects, and sees more opportunities in the market, which appears to be supported by federal stimulus funding.

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flow generated from operations and borrowings under our senior credit facility. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, provide working capital and meet other general corporate purposes.

        Our net cash flows generated from operating activities for the six months ended June 30, 2009 were $12.3 million, compared to $0.2 million for the six months ended June 30, 2008. Normal increases or decreases in the level of working capital relative to the level of operational activity impact cash flow from operating activities. The change in operating cash flow in the first six months of 2009 was primarily related to the increase in net income in the first six months of 2009, versus the same period in 2008.

        Our net cash flows used in investing activities for the six months ended June 30, 2009 totaled $10.3 million, compared to $21.6 million for the six months ended June 30, 2008. Spending in the first six months of 2009 included normal expenditures related to our fleet. The cash flows used in investing activities for the six months ended June 30, 2008 included $11.7 million on the dredges Ohio, Reem

Island and Noon Island for mobilization and other activities related to placing these vessels into service.

        Our net cash flows used in financing activities for the six months ended June 30, 2009 totaled $2.9 million compared to cash flow generated from financing activities of $17.9 million for the six months ended June 30, 2008. Financing activity in the first six months of 2009 and 2008 included $2.0 million in dividends paid. During the six months ended June 30, 2008 we increased borrowings on our revolving credit facility by $21.0 million to finance investing activities, which were funded through operating cash flows in 2009.

        Our net cash provided by (used in) operating activities for the years ended December 31, 2008, 2007 and 2006 totaled $14.8 million, $(6.3) million and $33.9 million respectively. Normal increases or decreases in the level of working capital relative to the level of operational activity impact cash flow from operating activities. In 2008, the increase in investment in our foreign operations was partially offset by favorable billing terms on one domestic project. In 2007, there was a substantial investment in working capital due to expanded foreign dredging operations and demolition activities. Both periods included significant investments in pipe and spare parts inventory. The increase in 2006 was a result of improved net income attributable to Great Lakes Dredge & Dock Corporation as well as the temporary reduction in working capital as a result of favorable contract billing terms.

        Our net cash flows used in investing activities for the years ended December 31, 2008, 2007 and 2006 totaled $26.3 million, $77.8 million and $21.5 million respectively. 2008 investing activities included $17.7 million of capital expenditures on the dredges Ohio, Reem Island and Noon Island for upgrades and other activities related to placing these vessels into service. Another $5.5 million was spent in 2008 on continuing construction of the power barge that will enhance the utilization and operating efficiency of the dredge Florida; $7.2 million was spent on this vessel in 2007. Work on this vessel was completed in October 2008 and the vessel was then sold via a sale leaseback for $16.6 million. An immaterial loss was fully recognized on this transaction. 2007 investing activities included significant vessel acquisitions made by us. In 2007, we purchased the dredge Ohio and attendant plant for $14.0 million and two hopper dredges, the Reem Island and Noon Island, for $26.4 million. Also, the dredge Terrapin Island was purchased for $25.5 million and subsequently refinanced through a sale and long-term operating lease arrangement. No gain was recognized on this transaction. In addition, we exercised early buy-out options related to the operating leases for the dredges Texas and Pontchartrain and two scows for a total of $14.6 million. Capital spending for items exclusive of the dredge acquisitions, lease buyouts and the construction of the auxiliary vessel for the dredge Florida was $21.8 million. 2006 capital spending included $10.4 million related to the conversion of the dredge Long Island into a material re-handling barge which in December 2006 was sold for $12 million and leased back under a long term operating lease arrangement. Also, included in the year's total spending was $3.9 million for the purchase of the dredge Victoria Island and two scows upon exercise of the early buy-out options related to the long term operating lease arrangements of those vessels.

        Our net cash flows provided by (used in) financing activities for the years ended December 31, 2008, 2007 and 2006 totaled $13.7 million, $88.6 million and $(9.4) million, respectively. Cash flow in 2008 was primarily generated by $20 million of revolver borrowings, offset by repayments of long-term debt and dividends. The higher cash flows in 2007 resulted primarily from the $91.8 million in funds received from the exercise of our outstanding warrants. 2007 cash flow also includes $21.5 million in revolver borrowings for working capital and equipment acquisitions as well as the repayment of $19.7 million in long term debt in connection with the refinancing of our senior credit facility described below. In 2006, a $51.0 million term loan was repaid with the $52.4 million of proceeds from the Aldabra Merger. The 2006 decrease primarily relates to $50.6 million of scheduled payments under our term loans and $3.5 million of voluntary prepayments made under our senior credit facility.

        On June 12, 2007, we entered into a new credit agreement, referred to in this prospectus supplement as the "Credit Agreement," with Bank of America N.A. and various other financial institutions as lenders. The Credit Agreement provides for a revolving credit facility of up to $155.0 million in borrowings and includes sublimits for the issuance of letters of credit and swingline loans. The revolving credit facility matures on June 12, 2012. The revolving credit facility bears interest at rates selected at our option, currently equal to either LIBOR plus an applicable margin or the Base Rate plus an applicable margin. The applicable margins for LIBOR loans and Base Rate loans, as well as any non-use fee, are subject to adjustment based upon our ratio of Total Funded Debt to Adjusted Consolidated EBITDA (each as defined in the Credit Agreement). Our obligations under the Credit Agreement are unconditionally guaranteed by our direct and indirect domestic subsidiaries. Additionally, the obligations are secured by a perfected first priority lien on certain equipment of our subsidiary, Great Lakes Dredge & Dock Company, LLC, referred to in this prospectus supplement as "GLDD Company"; a perfected second priority lien on certain other equipment of GLDD Company, subject to a perfected first priority lien in favor of our bonding company; a perfected first priority lien on our inter company receivables and our direct and indirect domestic subsidiaries and having an equal priority to the liens of our bonding company; and a perfected second priority lien on our accounts receivable and our direct and indirect subsidiaries that relate to bonded projects. The Credit Agreement contains various covenants and restrictions including (i) limitations on dividends to $5 million per year, (ii) limitations on redemptions and repurchases of capital stock, (iii) limitations on the incurrence of indebtedness, liens, leases and investments, and (iv) maintenance of certain financial covenants.

        As of June 30, 2009, we had $41.5 million of borrowings and $13.3 million of letters of credit outstanding, resulting in $71.1 million of availability under the Credit Agreement. In late 2008, Lehman Brothers, a 6.5% participant in our credit facility, filed for bankruptcy and stopped funding its share of our revolver borrowings. As Lehman Brothers is a defaulting lender, we are no longer able to draw upon Lehman Brothers' pro-rata portion of the revolver commitment. As of June 30, 2009, we had drawn $2.7 million of the $10.0 million applicable to Lehman Brothers. As such, Lehman Brothers' remaining $7.3 million commitment has not been included in our availability under the credit facility. However, as we have significant capacity on the revolver, this has not presently impacted our ability to fund working capital needs. Leading positions in our credit facility are held by Bank of America, Charter One, GE Capital Corporation and Wells Fargo Bank.

        On June 12, 2007, we also entered into a fourth amendment to the third amended and restated underwriting and continuing indemnity agreement with Travelers. The fourth amendment provides, among other things, for new equipment collateral securing the obligations under our bonding agreement and permits the Credit Agreement and related collateral securing the obligations under the Credit Agreement.

        In addition to our credit facility, we have a $24 million International Letter of Credit Facility with Wells Fargo HSBC Trade Bank. This facility is used for performance and advance payment guarantees on foreign contracts. The obligations under the agreement are guaranteed by our foreign accounts receivable under Ex-Im Bank's Working Capital Guarantee Program which covers 90% of the obligations owing under the facility. As of June 30, 2009, we had $15.7 million of letters of credit outstanding under this facility.

        We paid dividends of $1 million in each quarter of 2008 and in the first two quarters of 2009. The declaration and payment of dividends will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements, including restrictions and limitations contained in our senior credit facility and the indenture relating to our senior subordinated debt, and other factors as our board of directors deems relevant. Accordingly, we cannot make any assurances as to the size of any such dividend or that we will pay any such dividend in future quarters.

        We believe our anticipated cash flows from operations and availability under our revolving credit facility will be sufficient to fund our operations, capital expenditures, and scheduled debt service requirements as well as to pay dividends, if any, for the next 12 months.

        Beyond the next twelve months, our ability to fund our working capital needs, planned capital expenditures, scheduled debt payments and dividends if any, and to comply with all of the financial covenants under the Credit Agreement and bonding agreement, depend on our future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Contractual Obligations

        The following table summarizes our contractual cash obligations at December 31, 2008. Additional information related to these obligations can be found in Notes 12 and 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement.

		Obligations coming due in year(s) ending:
	Total	2009	2010-2012	2013-2015	2016 and beyond
Long term bank debt(1)	$50.6	$2.3	$48.3	$—	$—
Senior subordinated notes(2)	242.8	13.6	40.7	188.6	—
Operating lease commitments	138.0	18.1	47.9	38.4	33.6
Equipment notes	2.6	1.5	1.1	—	—

Total	$434.0	$35.4	$138.0	$227.0	$33.6

(1)
Includes cash interest calculated at borrowing rates at December 31, 2008, assuming payments are made in accordance with the agreement terms.

(2)
Includes cash interest payments calculated at stated fixed rate of 7.75%.

        Excluded from the above table are $3.1 million in liabilities for uncertain tax positions for which the period of settlement is not determinable.

Other Off-Balance Sheet and Contingent Obligations

        We had outstanding letters of credit relating to foreign contract guarantees and insurance payment liabilities totaling $29.0 million at June 30, 2009. All issued letters of credit were undrawn at year-end.

        We have granted liens on a substantial portion of our owned operating equipment as security for borrowings under our Credit Agreement and our bonding agreement. Our Credit Agreement and bonding agreement also contain provisions that require us to maintain certain financial ratios and restrict our ability to pay dividends, incur indebtedness, create liens, and take certain other actions.

        We finance certain key vessels used in our operations with off-balance sheet lease arrangements with unrelated lessors, requiring annual rentals of $18.0 million declining to $7.0 million over the next ten years. These off-balance sheet leases contain default provisions, which are triggered by an acceleration of debt maturity under the terms of our Credit Agreement. Additionally, the leases typically contain provisions whereby we indemnify the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit. To date, no lessors have asserted any claims against us under these tax indemnification provisions.

        Performance and bid bonds are customarily required for dredging and marine construction projects, as well as some demolition projects. We obtain our performance and bid bonds through a bonding agreement with Travelers, which has been granted a security interest in a substantial portion of our operating equipment with a net book value of approximately $77.5 million at December 31, 2008. The bonding agreement also contains provisions that require us to maintain certain financial ratios and restrict our ability to pay dividends, incur indebtedness, create liens, and take certain other actions. At June 30, 2009, we had outstanding performance bonds valued at approximately $466.8 million; however, the revenue value remaining in backlog related to these projects totaled approximately $310.7 million.

        Certain foreign projects performed by us have warranty periods, typically spanning no more than three to five years beyond project completion, whereby we retain responsibility to maintain the project site to certain specifications during the warranty period. Generally, any potential liability of us is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner provided specifications.

        We are a member of an insurance association that provides personal injury coverage for our maritime workforce in excess of self insurance retention limits. We are subject to retroactive premium adjustments based on the association's claims experience and investment performance. We accrue for retroactive premium adjustments when assessed by the insurance association. During the year ended December 31, 2008, we recorded $2.2 million for such assessments. There were no retroactive assessments made in 2007 or 2006.

        We consider it unlikely that we would have to perform under any of the aforementioned contingent obligations, other than operating leases and calls from West of England, and performance has never been required in any of these circumstances in the past.

Quantitative and Qualitative Disclosures about Market Risk

        A significant portion of our current dredging operations are conducted outside of the U.S., primarily in the Middle East. It is our policy to hedge foreign currency exchange risk on contracts denominated in currencies other than the U.S. dollar, if available. Currently, the majority of our foreign dredging work is in Bahrain. The currency in Bahrain, the Bahraini Dinar, is linked to the U.S. dollar. Therefore, we have not purchased any forward exchange contracts for trading purposes and have none outstanding at December 31, 2008 or 2007.

        Our obligations under our Credit Agreements expose our earnings to changes in short-term interest rates since interest rates on this debt are variable. An increase in interest rates of 1% would not have increased interest expense significantly for 2008.

        At December 31, 2008 and 2007, we had long-term senior subordinated notes outstanding with a recorded book value of $175.0 million. The fair value of these notes, which bear interest at a fixed rate of 7.75%, was $135.0 million at December 31, 2008 based on indicative market prices. Assuming a 10% decrease in interest rates from the rates at December 31, 2008 the fair value of this fixed rate debt would have increased to $145.0 million.

        A significant operating cost for us is diesel fuel, which represents approximately 11.7% of our costs of contract revenues. We use fuel commodity forward contracts, typically with durations of less than one year, to reduce the impacts of changing fuel prices on operations. We do not purchase fuel hedges for trading purposes. Based on our 2009 projected domestic fuel consumption, a $0.10 increase in the average price per gallon of fuel would increase our fuel expense by less than $0.3 million, after the effect of fuel commodity contracts in place as of December 31, 2008. At December 31, 2008, the fair value liability was estimated to be $5,682 and is recorded in accrued expenses. A 5% change in forward fuel prices would result in a change of approximately $330 in the fair value of fuel hedges outstanding at December 31, 2008.

BUSINESS

Overview

        We are the largest provider of dredging services in the United States, with revenues of $586.9 million in 2008 and $321.7 million in the first six months of 2009. In addition, we are the only U.S. dredging service provider with significant international operations.

Dredging Operations (approximately 92% of total revenues for the six months ended June 30, 2009)

        Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: capital, beach nourishment and maintenance. Our "bid market" is defined as the aggregate dollar value of domestic projects on which we bid or could have bid if not for capacity constraints. Across the three sectors of the dredging industry, we achieved an average of 42% of the combined U.S. market share of projects awarded within our bid market over the last three years, including 47%, 44% and 36% of the capital, beach nourishment and maintenance sectors, respectively.

        Our fleet of 26 dredges, of which 10 are deployed internationally, 22 material transportation barges, two drillboats, and numerous other specialized support vessels is the largest and most diverse fleet of any U.S. dredging company. The mobility of our fleet enables us to move equipment in response to changes in demand for dredging services to take advantage of the most attractive utilization opportunities. We currently estimate the replacement cost of our entire fleet to be in excess of $1.5 billion.

Domestic Dredging Operations

        Over our 119-year history, we have grown to be a leader in capital, beach nourishment and maintenance dredging in the U.S.

        Domestic Capital (approximately 31% of dredging revenues for the six months ended June 30, 2009). Capital dredging projects consist primarily of port expansion projects, which involve the deepening of channels to allow access by larger, deeper draft ships and the provision of land fill used to expand port facilities. In addition to port work, capital projects also include land reclamations, trench digging for pipelines, tunnels and cables, and other dredging related to the construction of breakwaters, jetties, canals and other marine structures. Although capital work can be impacted by budgetary constraints and economic conditions, these projects typically generate an immediate economic benefit to the ports and surrounding communities.

        Maintenance (approximately 30% of dredging revenues for the six months ended June 30, 2009). Maintenance dredging consists of the re-dredging of previously deepened waterways and harbors to remove silt, sand and other accumulated sediments. Due to natural sedimentation, most channels generally require maintenance dredging every one to three years, thus creating a recurring source of dredging work that is typically non-deferrable if optimal navigability is to be maintained. In addition, severe weather such as hurricanes and flooding can also cause the accumulation of sediments and drive the need for maintenance dredging.

        Beach Nourishment (approximately 8% of dredging revenues for the six months ended June 30, 2009). Beach nourishment projects generally involve moving sand from the ocean floor to shoreline locations when erosion threatens shoreline assets. Beach erosion is a continuous problem that has intensified with the rise in coastal development and has become an important issue for state and local governments concerned with protecting beachfront tourism and real estate. Beach nourishment is often viewed as a better response to erosion than trapping sand through the use of sea walls and jetties, or relocating buildings and other assets away from the shoreline. Generally, beach nourishment projects take place during the fall and winter months to minimize interference with bird and marine life migration and breeding patterns and coastal recreation activities.

Foreign Dredging Operations (approximately 31% of dredging revenues for the six months ended June 30, 2009)

        Foreign capital projects typically relate to land reclamations, channel deepening and port infrastructure development. We target foreign opportunities that are well suited to our equipment and where we face reduced competition from our European competitors. Maintaining a presence in foreign markets has enabled us to diversify our customer base. Over the last ten years, we have performed dredging work in the Middle East, Africa, India, the Caribbean and Central America. Most recently, we have focused our efforts on opportunities in the Middle East.

Dredging Demand Drivers

        We believe that the following factors are important drivers of the demand for our dredging services:

  •
  Deep port capital projects.  Maritime trade in the U.S. is expected to grow over the next ten to fifteen years. Ever larger ships are being built to accommodate the expansion of trade already occurring outside of the U.S. Major international ports have been expanding to handle the larger vessels and increased throughput. The average controlling depth of the largest U.S. ports is 5 to 10 feet shallower than major international ports worldwide. Without additional significant deepening efforts, most major U.S. ports risk being unable to accommodate the larger vessels, rendering them less competitive with the non-U.S. ports. This issue will be even more critical to U.S. East Coast and U.S. Gulf Coast ports when the Panama Canal expansion is completed, which is currently expected to be in 2014. We believe that port deepening work authorized under WRDA legislation will provide significant opportunities for the domestic dredging industry in the future. The annual bid market for deep port capital dredging over the last three years averaged $164 million.

  •
  Required maintenance of U.S. ports.  The channels and waterways leading to U.S. ports have stated depths on which shippers rely when entering those ports. Due to naturally occurring sedimentation, including as a result of severe weather, active channels will require maintenance dredging to ensure that stated depths are at authorized levels. Therefore, maintenance of channels creates a recurring source of dredging work that is non-deferrable if optimal navigability is to be preserved. The Corps has responsibility for federally funded projects related to navigation and flood control of the U.S. waterways. During the past couple of years, the Corps has expressed great concern over the level at which it has been able to maintain the U.S. ports. Due to the insufficiency of funding, the Corps has stated that channel maintenance on average is significantly less than authorized by Congress. The maritime industry, including the ports, is actively looking for ways to increase funding for maintenance dredging. The annual bid market for maintenance dredging over the last three years averaged $294 million.

  •
  Substantial need for beach nourishment.  Beach erosion is a continuous problem due to the normal ebb and flow of coastlines as well as the effects of severe storm activity. Growing populations in coastal communities and vital beach tourism are drawing attention to the importance of protecting beach front assets. Over the past few years, both the federal government and state and local entities have funded beach work. The annual bid market for beach nourishment over the last three years averaged $132 million.

  •
  Additional significant long-term opportunities.  Other capital projects make consistent contributions to our annual revenues. These include dredging related to the development of private port facilities and coastal restoration. We anticipate that projects to repair the erosion of wetlands and coastal marshes, particularly those in Louisiana, will result in significant capital dredging opportunities. Therefore, it is likely that this work, as well as other port development, will provide supplemental opportunities to the market.

  •
  Middle East market.  In recent years, the Middle East has been one of the most dynamic markets for dredging services in the world. With the substantial income from oil revenues and real estate speculation these countries have been undergoing extensive infrastructure expansion. While the recent worldwide economic slowdown has resulted in reduced activity levels, we believe that the demand for infrastructure development will present attractive future opportunities that suit our equipment in the region.

Demolition Operations (approximately 8% of total revenues for the six months ended June 30, 2009)

        NASDI, whose corporate predecessor was founded in 1976, is a major U.S. provider of commercial and industrial demolition services. The majority of NASDI's work is performed in the New England area. NASDI's core business is exterior and interior demolition. Exterior demolition involves the complete dismantling and demolition of structures and foundations. Interior demolition involves removing specific structures within a building. Other business activities include site development and the removal of asbestos and other hazardous materials. NASDI does not take possession of hazardous materials, which remain the property of the site owner. In January 2009, we acquired a majority interest in Yankee Environmental Services LLC, and entered into the business of asbestos and other hazardous material removal. NASDI typically performs numerous small projects (each generating revenue of $0.1 million to $1.0 million) but NASDI is one of a few providers in New England with the required licenses, operating expertise, equipment fleet and access to bonding to execute larger, complex industrial demolition projects.

        In April 2008, we converted NASDI into a limited liability company and restructured our ownership of NASDI so that we own 100% of the Class A Percentage Interests of NASDI and 65% of the Class B Percentage Interests. The remaining 35% of NASDI's Class B Percentage Interests are owned by Christopher A. Berardi, the President of NASDI's parent company.

        The demolition segment has been negatively impacted by the economic downturn. Currently we are expanding into new geographic markets on the East Coast. In addition, the demolition segment has won several bridge demolition projects and sees more opportunities in that market, which appears to be supported by federal stimulus funding.

Joint Venture—Amboy Aggregates

        We and a New Jersey aggregates company each own 50% of Amboy Aggregates, or "Amboy." Amboy was formed in December 1984 to mine sand from the entrance channel to the New York Harbor and to provide sand and aggregate for use in road and building construction. Our dredging expertise and our partner's knowledge of the aggregate market formed the basis for the joint venture. Our investment in Amboy is accounted for using the equity method.

        Amboy is the only East Coast aggregate producer to mine sand from the ocean floor. Amboy has a specially designed dredge for sand mining, de-watering and dry delivery. No other vessel of this type operates in the U.S. Amboy's ocean-based supply of sand provides a long-term competitive advantage in the Northeast as land-based sand deposits are depleted or rendered less cost competitive by escalating land values. Mining operations are performed pursuant to permits granted to Amboy by the federal government and the states of New York and New Jersey.

        In 2008, decreased construction activity adversely affected Amboy's revenues. Increased government spending on infrastructure projects, including highway construction, may improve Amboy's results of operations in the future. See Note 7 "Investments in Joint Ventures" in the Notes to the

Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended and restated by our Current Report on Form 8-K dated August 10, 2009, which is incorporated by reference in this prospectus supplement.

Competitive Strengths

        We possess a number of competitive strengths that have allowed us to develop and maintain our leading position within the domestic dredging industry and to develop our business overseas.

Favorable competitive dynamic

        We benefit from several significant competitive advantages including, (i) our reputation for quality and customer service built up over our 119-year operating history, during which time we have never failed to complete a project; (ii) the long lead time and high capital cost associated with the construction of a new dredge, which we estimate to be between two to three years and $25 to $130 million, depending on the type of dredge; and (iii) the requirements of the Dredging Act and the Jones Act, which prohibit foreign-built dredges and foreign-owned dredging companies from competing in the U.S.

Largest and most diverse domestic dredging fleet

        We operate the largest and most diverse domestic dredging fleet, with over 180 pieces of equipment, including the largest domestic hydraulic dredges and the only large mechanical backhoe dredge in the U.S. The size, versatility and technical capabilities of the fleet improve our competitiveness by affording us the flexibility to select the most efficient equipment for a particular job and enabling us to perform multiple projects at the same time. To maintain the value and effectiveness of our fleet, we emphasize preventive maintenance to minimize downtime, increase profitability, extend vessel life and reduce replacement capital expenditure requirements.

Diversified revenue base

        We benefit from a dredging revenue base that is broadly diversified across the three dredging sectors, each of which has different demand drivers. Capital projects primarily consist of port expansion and deepening work, which is driven by competitiveness among ports and growth in U.S. trade and commerce. Beach nourishment and maintenance projects are more heavily influenced by weather and recurring natural sedimentation and erosion. Revenue within each of our dredging sectors comes from a portfolio of separate contracts, which helps to mitigate project-specific risk. For the year ended December 31, 2008, our U.S. dredging revenues were derived from over 44 separate dredging contracts, and no one contract represented more than 15% of our revenues. Our foreign dredging operations and demolition operations further diversify our customer base.

Specialized capability in capital projects

        We are a leader in U.S. capital dredging, which generally requires specialized engineering expertise, specific combinations of equipment and experience in executing complex projects. We believe our extensive experience performing complex projects significantly enhances our ability to win and complete these contracts profitably.

Proprietary and proven project costing methodologies

        Over the course of our 119-year operating history, we have developed an extensive proprietary database of publicly-available dredging production records from our own and our competitors' activities and past bidding results. We believe that this database, combined with our accumulated estimating and bidding expertise, is a significant competitive advantage in bidding for new dredging contracts.

Proven, experienced management team

        Our executive management has an average of 25 years of experience in the dredging industry. We believe that management's experience provides us with a significant advantage over our competitors. We maintain an equity incentive plan and grant awards thereunder to keep the interests of management aligned with those of our stockholders. Our executive management team currently holds approximately 2.2% of our fully diluted outstanding common stock.

Customers

Dredging

        The dredging industry's customers include federal, state and local governments, foreign governments and both domestic and foreign private concerns, such as utilities and oil companies. Most dredging projects are competitively bid, with the award going to the lowest qualified bidder. There are generally few economical alternatives that customers have to dredging services. The Corps is the largest dredging customer in the U.S. and has responsibility for federally funded projects related to navigation and flood control. In addition, the U.S. Coast Guard and the U.S. Navy are responsible for awarding federal contracts with respect to their own facilities. In the six months ended June 30, 2009, approximately 50% of our dredging revenues were earned from approximately 29 different contracts with federal agencies or companies operating under contracts with federal agencies.

        Foreign governments requiring infrastructure development are the primary dredging customers in international markets. Approximately 33% of our 2008 dredging revenues were earned from contracts with the government of Bahrain or entities backed by the government of Bahrain.

Demolition

        NASDI's customers include general contractors, corporations that commission projects, non-profit institutions such as universities and hospitals, and local government and municipal agencies. NASDI benefits from key relationships with certain customers in the general contracting and public infrastructure industries. The majority of NASDI's demolition services are concentrated in New England. In the six months ended June 30, 2009, one customer of NASDI contributed approximately 16% to NASDI's year to date revenues; however, the loss of this customer would not have a material adverse effect on us and our subsidiaries taken as a whole.

Bidding Process

Dredging

        Most of our dredging contracts are obtained through competitive bidding on terms specified by the party inviting the bid. The nature of the specified services dictates the types of equipment required, material and labor involved and estimated project duration, all of which affect the cost of performing the contract and the price that dredging contractors will bid.

        For contracts under its jurisdiction, the Corps typically prepares a fair and reasonable cost estimate based on the specifications of the project. To be successful, a bidder must be determined by the Corps to be a responsible bidder (i.e., a bidder that generally has the necessary equipment and experience to successfully complete the project as well as the ability to obtain a bid bond) and submit the lowest responsive bid that does not exceed 125% of the Corps' original estimate. Contracts for state and local governments are generally awarded to the lowest qualified bidder. Contracts for private customers are awarded based on the contractor's experience, equipment and schedule, as well as price. Substantially all of our dredging contracts are competitively bid, some government contracts are awarded through a sole source procurement process involving negotiation between the contractor and the government, while other projects are bid by the Corps through a "request for proposal" process.

Demolition

        NASDI negotiates the majority of its demolition contracts and the remainder of its contracts are competitively bid. NASDI frequently receives revenues from change orders on existing contracts. NASDI has established a network of local contacts with developers and prime contractors that act as referral sources and frequently enable NASDI to procure demolition jobs on a sole-source basis. When NASDI bids on a project, it evaluates the contract specifications and develops a cost estimate to which it adds a reasonable margin. While there are numerous competitors in the demolition services market, NASDI benefits from its relationships and reputation. Therefore, there are occasions where NASDI is not the lowest bidder on a contract, but is still awarded the project based on its reputation and qualifications.

Bonding and Foreign Project Guarantees

Dredging

        For most domestic projects and some foreign projects, dredging service providers are required to obtain three types of bonds: bid bonds, performance bonds and payment bonds. These bonds are typically provided by large insurance companies. A bid bond is required to serve as a guarantee that if a service provider's bid is chosen, the service provider will sign the contract. The amount of the bond is typically 20% of the service provider's bid, up to a maximum bond of $3.0 million. After a contract is signed, the bid bond is replaced by a performance bond, the purpose of which is to guarantee that the job will be completed. If we fail to complete a job, the bonding company would be required to complete the job and would be entitled to be paid the contract price directly by the customer. Additionally, the bonding company would be entitled to be paid by us for any costs incurred in excess of the contract price. A company's ability to obtain performance bonds with respect to a particular contract depends upon the size of the contract, as well as the size of the service provider and its financial position. A payment bond is also required to protect the service provider's suppliers and subcontractors in the event that the service provider cannot make timely payments. Payment bonds are generally written at 100% of the contract value.

        Our projects that require a surety guarantee are currently bonded by Travelers. We have never experienced difficulty in obtaining bonding for any of our projects. Travelers has been granted a security interest in a substantial portion of our operating equipment as collateral for our obligations to Travelers under our bonding agreement.

        For most foreign dredging projects, letters of credit or bank guarantees issued by foreign banks are required as security for the bid, performance and, if applicable, advance payment guarantees. We obtain our letters of credit under our Credit Agreement or our separate facility which is supported by Ex-Im under Ex-Im's Working Capital Guarantee Program. Foreign bid guarantees are usually 2% to 5% of the service provider's bid. Foreign performance and advance payment guarantees are each typically 5% to 10% of the contract value.

Demolition

        NASDI's contracts are primarily with private, non-government customers; thus, it often is not required to secure bonding. When NASDI does have bonding requirements, the bonds are also provided by Travelers.

Competitive Environment

Dredging

        Competition is limited by the size and complexity of the job, equipment requirements, bonding requirements, certification requirements and government regulations. The majority of work within the domestic dredging bid market has historically been performed by us and three other key competitors that collectively comprised approximately 85% of the market over the last three years. In 2007, an industry competitor Bean Stuyvesant LLC, or "Bean," a joint-venture between Bean Dredging and Royal Boskalis Westminster, NV, a Dutch company, or "Royal Boskalis," effectively exited the domestic dredging market. During 2007, the Bean fleet in the U.S. was reduced from five dredges to one as we purchased one vessel, Weeks Marine purchased another, and Royal Boskalis acquired two other dredges from the joint-venture which can no longer compete in the U.S. The remaining dredge was subsequently deployed outside of the U.S. and is not currently competing in the U.S. dredging market.

        The Dredging Act and the Jones Act provide significant barriers to entry with respect to foreign competition. Together these two regulations prohibit foreign-built, chartered or operated vessels from competing in the U.S. See "Business—Government Regulations."

        Competition in the international market is dominated by four large European dredging companies all of which operate larger equipment and more extensive fleets than us. However, we target opportunities that are well suited to our equipment and where we face less competition from our European competitors. Most recently, we have focused our efforts on opportunities in the Middle East, where we have cultivated close customer relationships with major developers and have pursued contracts compatible with the size of our vessels.

Demolition

        The U.S. demolition and related services industry is highly fragmented and is comprised mostly of small regional companies. Unlike many of its competitors, NASDI is able to perform both small and larger, more complex projects. NASDI competes in the demolition and related services industry primarily on the basis of its experience, reputation, equipment, key client relationships and price.

Equipment

Dredging

        Our fleet of dredges, material barges and other specialized equipment is the largest and most diverse in the U.S. We operate three principal types of dredging equipment: hopper dredges, hydraulic dredges and mechanical dredges.

        Hopper Dredges.    Hopper dredges are typically self-propelled and have the general appearance of an ocean-going vessel. The dredge has hollow hulls, or "hoppers," into which material is suctioned hydraulically through drag-arms. Once the hoppers are filled, the dredge sails to the designated disposal site and either (i) bottom dumps the material or (ii) pumps the material from the hoppers through a pipeline to a designated site. Hopper dredges can operate in rough waters, are less likely than other types of dredges to interfere with ship traffic, and can be relocated quickly from one project to another.

        Hydraulic Dredges.    Hydraulic dredges remove material using a revolving cutterhead which cuts and churns the sediment on the channel or ocean floor and hydraulically pumps the material by pipe to the disposal location. These dredges are very powerful and can dredge some types of rock. Certain dredged materials can be directly pumped as far as seven miles with the aid of a booster pump. Hydraulic dredges work with an assortment of support equipment, which help with the positioning and movement of the dredge, handling of the pipelines, and the placement of the dredged material. We operate the only large electric hydraulic dredge in the U.S., which makes us particularly competitive in markets with stringent emissions standards, such as California and Houston.

        Mechanical Dredges.    There are two basic types of mechanical dredges operating in the U.S.: clamshell and backhoe. In both types, the dredge uses a bucket to excavate material from the channel or ocean floor. The dredged material is placed by the bucket into material barges, or "scows," for transport to the designated disposal area. The scows are emptied by bottom-dumping, direct pump-out or removal by a crane with a bucket. Mechanical dredges are capable of removing hard-packed sediments and debris and can work in tight areas such as along docks or terminals. Clamshell dredges with specialized buckets are ideally suited to handle material requiring controlled disposal. We have the largest fleet of material barges in the industry, which provides cost advantages when dredged material is required to be disposed far offshore or when material requires controlled disposal. Additionally, we own an electric clamshell dredge which provides an advantage in those markets with stringent emissions standards.

        Our domestic dredging fleet is typically positioned on the East and Gulf Coasts, with a smaller number of vessels on the West Coast and on inland rivers. The mobility of the fleet enables us to move equipment in response to changes in demand. Our fleet also includes vessels currently positioned in the Middle East.

        We continually assess our need to upgrade and expand our dredging fleet to take advantage of improving technology and to address the changing needs of the dredging market. We are also committed to preventive maintenance, which we believe is reflected in the long lives of most of our equipment and our low level of unscheduled downtime on jobs. To the extent that market conditions warrant the expenditures, we can prolong the useful life of our vessels indefinitely. As such, we spent an average of $39 million on maintenance and $21 million on capital additions and upgrades annually over the last three years. In 2008, we spent an additional $23 million in upgrades to place three vessels purchased in 2007 into service and on an auxiliary vessel that was subsequently sold in a sale leaseback transaction. In 2007, we acquired four dredges for a total of approximately $66 million, purchased two dredges and two scows that had been operated under a long term operating lease for $14.6 million and also spent $7.2 million on the auxiliary vessel.

Demolition

        NASDI owns and operates specialized demolition equipment, including a fleet of excavators equipped with shears, pulverizers, processors, grapples, and hydraulic hammers that provide high-capacity processing of construction and demolition debris for recycling and reclamation. NASDI also owns and maintains a large number of skid-steer loaders, heavy-duty large-capacity loaders, cranes, recycling crushers, off-highway hauling units and a fleet of tractor-trailers for transporting equipment and materials to and from job sites. NASDI spent on average $3.6 million on capital additions annually over the last three years. NASDI rents additional equipment on a project-by-project basis, which allows NASDI flexibility to adjust costs to the level of project activity.

Equipment Certification

        Certification of equipment by the U.S. Coast Guard and establishment of the permissible loading capacity by the American Bureau of Shipping, or "A.B.S.," are important factors in our dredging business. Many projects, such as beach nourishment projects with offshore sand borrow sites, dredging projects in exposed entrance channels, and dredging projects with offshore disposal areas, are restricted by federal regulations to be performed only by dredges or scows that have U.S. Coast Guard certification and a load line established by the A.B.S. The certifications indicate that the dredge is structurally capable of operating in open waters. We have more certified dredging vessels than any of our domestic competitors and make substantial investments to maintain these certifications.

Seasonality

        Seasonality does not typically have a significant impact on our dredging operations. However, some East Coast beach nourishment projects are limited by environmental windows, which require that work be performed in winter months to protect wildlife habitats. Environmental windows have impacted operations in the third quarter of the last few years. To a certain extent we can mitigate the impact of these environmental restrictions since we have the flexibility to reposition and utilize our equipment on projects that are not limited by these restrictions. Our demolition operations are not significantly impacted by seasonality.

Weather

        Our ability to perform our contracts may depend on weather conditions. Inclement weather can delay the completion of a project, thereby causing us to incur additional costs. As part of bidding on fixed price contracts, we make allowances, consistent with historic weather data, for project downtime due to adverse weather conditions. In the event that we experience adverse weather beyond these allowances, we may incur additional costs and decreased gross profit margins on the applicable projects.

Backlog

        Our dredging contract backlog represents our estimate of the revenues that we will be realize under the portion of the contracts remaining to be performed based upon estimates relating to, among other things, the time required to mobilize the necessary assets to and from the project site, as well as the amount and type of material to be dredged. However, these estimates are necessarily subject to fluctuations based on the amount and type of material that actually must be dredged. Because of these factors, as well as factors affecting the time required to complete each job, backlog is not necessarily indicative of future revenues or profitability. In addition, a significant amount of our dredging backlog relates to federal government contracts, which can be canceled at any time without penalty, subject to our right, in some cases, to recover our actual committed costs and profit on work performed up to the date of cancellation. In addition, our backlog may fluctuate significantly from quarter to quarter based upon the type and size of the projects we are awarded from the bid market. A quarterly increase or decrease of our backlog does not necessarily result in an improvement or a deterioration of our business. Our backlog includes only those projects for which we have obtained a signed contract with the customer. The components of our backlog are addressed in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

Dredging

        At June 30, 2009, we employed approximately 299 full-time salaried personnel in the U.S. In addition we employ U.S. hourly personnel, most of who are unionized, on a project-by-project basis. Crews are generally available for hire on relatively short notice. During the six months ended June 30, 2009, we employed a daily average of 412 hourly personnel to meet domestic project requirements. In addition at June 30, 2009, we employed approximately 17 expatriates, 121 foreign nationals and approximately 100 local staff to manage and administer our Middle East operations. During the six months ended June 30, 2009 we also employed a daily average of approximately 300 hourly personnel to meet project requirements in the Middle East.

Demolition

        At June 30, 2009, NASDI employed approximately 37 full-time salaried administrative employees, in addition to an average of 130 unionized employees who are party to four union agreements. The unionized employees are hired on a project-by-project basis and are generally available for hire on relatively short notice.

Unions

        We are a party to numerous collective bargaining agreements in the U.S. that govern our relationships with our unionized hourly workforce. However, four primary agreements apply to approximately 84% of such employees. Our two contracts with Local 25 Operators Union for the northern and southern regions, representing approximately 51% of our unionized workforce, are set to expire in September 2009. We are in negotiations and expect to be able to renew the agreements in a timely manner without any material impact to operations. In addition, our union agreement with Local 3 Operating Engineers expires in July 2010. Our agreement with Seafarers International Union expires in February 2012. We have not experienced any major labor disputes in the past five years and believe we have good relationships with our significant unions; however, there can be no assurances that we will not experience labor strikes or disturbances in the future.

Government Regulations

        We are subject to government regulations pursuant to the Dredging Act, the Jones Act, the Shipping Act, and the Vessel Documentation Act. These statutes require vessels engaged in dredging in the navigable waters of the United States to be documented with a coastwise endorsement, to be owned and controlled by U.S. citizens, to be manned by U.S. crews, and to be built in the United States. The U.S. citizen ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen owned and prohibit the chartering of the vessel to any entity that does not meet the 75% U.S. citizen ownership test. These statutes, together with similar requirements for other sectors of the maritime industry, are collectively referred to as "cabotage" laws.

Environmental Matters

        Our operations and facilities are subject to various environmental laws and regulations relating to, among other things: dredging operations; the disposal of dredged material; protection of wetlands; storm water and waste water discharges; demolition activities; asbestos removal; transportation and disposal of other hazardous substances and materials; and air emissions. We are also subject to laws designed to protect certain marine species and habitats. Compliance with these statutes and regulations can delay permitting and/or performance of particular projects and increase related project costs.

        Our projects may involve demolition, excavation, transportation, management and disposal of hazardous waste and other hazardous substances and materials. Various laws strictly regulate the removal, treatment and transportation of hazardous waste and other hazardous substances and materials and impose liability for human health effects and environmental contamination caused by these materials. Our demolition business, for example, requires us to transport and dispose of hazardous substances and materials, such as asbestos. We take steps to limit our potential liability by hiring qualified asbestos abatement subcontractors to remove such materials from our projects, and some project contracts require the client to retain liability for hazardous waste generation.

        Based on our experience, our management currently believes that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our business, financial condition or results of operations. However, we cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be enforced, administered or interpreted, or the amount of future expenditures that may be required to comply with these environmental or health and safety laws or regulations or to respond to future cleanup matters or other environmental claims. See "Risk Factors—Environmental regulations could force us to incur significant capital and operational costs."

Properties

Dredging

        Our dredging fleet is the largest in the U.S. and one of the largest fleets in the world. The fleet consists of over 200 pieces of equipment, including most of the large hydraulic dredges in the U.S., and is sufficient to meet our project requirements.

        The following table provides a listing of our fleet of dredging and attendant plant as of June 30, 2009, including equipment under long-term operating leases:

Type of Equipment	Quantity
Hydraulic Dredges	11
Hopper Dredges	10
Mechanical Dredges	5
Unloaders	2
Drillboats	2
Material Barges	22
Other Barges	65
Booster Pumps	8
Tugs	6
Launches and Survey Boats	52

Total	183

        In addition we have numerous pieces of smaller equipment that support our dredging operations.

        A significant portion of our operating equipment is subject to liens by our senior lenders and bonding company. See Note 5 "Property and Equipment," Note 12, "Long-term Debt," and Note 15 "Lease Commitments" in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended and restated by our Current Report on Form 8-K dated August 10, 2009, which is incorporated by reference in this prospectus supplement.

        We lease approximately 50,000 square feet of office facilities in Oak Brook, Illinois, which serves as our principal administrative facility. The primary lease for this property will expire in 2019. We own property in Staten Island, New York, Morgan City, Louisiana and Channelview, Texas. We maintain our principal office in Texas at the Channelview site, which serves as an operations office and support yard. We also lease waterfront properties in Baltimore, Maryland and Green Cove Springs, Florida. These locations serve as mooring sites for idle equipment and inventory storage.

Demolition

        NASDI leases 13,000 square feet of office, garage and maintenance facilities in Waltham, Massachusetts, from Christopher A. Berardi, the president of NASDI's parent company, pursuant to a lease that expires in 2016. See Note 10 "Related Party" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended and restated by our Current Report on Form 8-K dated August 10, 2009, which is incorporated by reference in this prospectus supplement. NASDI maintains a fleet of operating equipment including excavators, loaders, trucks, and similar equipment, to meet its project requirements. Certain pieces of equipment are obtained under capital lease arrangements or rented on a project by project basis.

Legal Proceedings

        Although we are subject to various claims and legal actions that arise in the ordinary course of business, except as described below, we are not currently a party to any material legal proceedings or environmental claims.

        We or our former subsidiary, NATCO Limited Partnership, is named as a defendant in approximately 264 lawsuits, the majority of which were filed between 1989 and 2000. In the second quarter of 2009, one additional lawsuit was filed against us. In these lawsuits, the plaintiffs allege personal injury, primarily fibrosis or asbestosis, from exposure to asbestos on our vessels. The vast majority of these lawsuits have been filed in the Northern District of Ohio and a few in the Eastern District of Michigan. All of the cases filed against us prior to 1996 were administratively dismissed in May 1996 and any cases filed since that time have similarly been administratively transferred to the inactive docket. Plaintiffs in these cases could seek to reinstate the cases at a future date without being barred by the statute of limitations. However, to date, no plaintiffs with claims against us have sought reinstatement. Management does not believe that these cases will have a material adverse impact on our financial position, results of operations and cash flows.

        On April 24, 2006, a class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana, on behalf of Louisiana citizens who allegedly suffered property damage from the floodwaters that flooded New Orleans and surrounding areas when Hurricane Katrina hit the area on August 29, 2005, referred to in this prospectus supplement as the "Reed Complaint." The Reed Complaint names as defendants the U.S. government, Great Lakes Dredge & Dock Company and numerous other dredging companies that completed dredging projects on behalf of the Army Corps of Engineers in the Mississippi River Gulf Outlet, or "MRGO," between 1993 and 2005. The Reed Complaint alleges that the dredging of MRGO caused the destruction of Louisiana wetlands, which had provided a natural barrier against some storms and hurricanes. The Reed Complaint alleges that this loss of natural barriers contributed to the failure of levees as Katrina floodwaters damaged plaintiffs' property. The Reed Complaint asserts claims of negligence, warranty, concealment and violations of the Water Pollution Control Act. Other plaintiffs have filed similar class action complaints and one mass tort case, which together with the Reed Complaint are referred to in this prospectus supplement as the "Katrina Claims." All of these cases raise the same claims as the Reed Complaint. The amount of claimed damages in these claims is not stated, but is presumed to be material. On March 9, 2007, the District Court dismissed with prejudice the Katrina Claims against us and those plaintiffs have filed an appeal to the U.S. Court of Appeals for the Fifth Circuit. Briefing on the appeal is now complete, and the Fifth Circuit held oral argument on September 4, 2008. The Fifth Circuit has now taken the appeal under advisement and the parties are awaiting a ruling.

        On October 19, 2006, we and the other dredging companies filed for exoneration or limitation of liability under the Limitation of Liability Act in federal district court. This limitation action stays all outstanding Katrina Claims against us in the district court, pending resolution of our exoneration and limitation claims. Roughly 40,000 claims by individuals, businesses, and the State of Louisiana were filed against us, asserting the same basic theory of liability as in the Katrina Claims and seeking damages significantly in excess of the $55 million limitation bond posted by us. We refer to these claims as the "Limitation Claims." In addition, all of the dredging companies, including us, filed cross-claim against each other in the limitation actions seeking contribution and indemnification. We currently believe that we have meritorious claims to either exoneration from all liability or limitation of liability to not more than $55 million, which is the value of the vessels which conducted the MRGO dredging work. These defenses include arguments for both statutory and constitutional immunity from liability for the Limitation Claims. On September 7, 2007, we filed a motion to dismiss the Limitation Claims. The District Court granted the motion on June 12, 2008, dismissing the Limitation Claims with prejudice. The claimants filed a notice of appeal in the Fifth Circuit and filed their opening appellate brief on February 23, 2009. The Fifth Circuit stayed the briefing schedule pending issuance of its opinion in the appeal of the Katrina Claims, which was argued on September 4, 2008. Following issuance of the opinion, briefing will resume followed by oral argument. We maintain $150 million in insurance coverage for the Katrina Claims and Limitation Claims. We currently believe that these claims will not have a material adverse impact on our financial condition, results of operations and cash flows.

MANAGEMENT

        Information concerning our directors and executive officers and our policies relating to corporate governance is included under the captions "Proposal One—Election of Directors" and "Board of Directors and Corporate Governance" in the 2009 Proxy Statement for Annual Meeting of Stockholders and the captions "Item 1. Business—Executive Officers" and "Item 10. Directors, Executive Officers and Corporate Governance" in our Annual Report of Form 10-K for the year ended December 31, 2008.

SELLING STOCKHOLDERS

        The following table sets forth, as of August 7, 2009, certain information regarding the ownership of our common stock by the selling stockholders, including members of our management, the number of shares being offered hereby and information with respect to shares to be beneficially owned by each selling stockholder after completion of this offering. The percentages in the following table reflect the shares beneficially owned by each selling stockholder as a percentage of the total number of shares of our common stock outstanding as of August 5, 2009.

					Shares Beneficially Owned After This Offering (assuming full exercise of underwriters' option to purchase additional shares)
	Shares Beneficially Owned Prior to This Offering(1)
			Shares Being Sold in This Offering
				Optional Shares
Name	Number	Percent			Number	Percent
Madison Dearborn Capital Partners IV, L.P. ("MDP")(2)	14,257,572	24.4%	12,385,293	1,872,279	—	—
Thomas S. Souleles(3)	—	—	—	—	—	—
Douglas C. Grissom(3)	—	—	—	—	—	—
Bradley T. Hansen(4)(5)	49,277	*	4,500	—	44,777	*
William H. Hanson(4)(6)	24,858	*	2,000	—	22,858	*
William F. Pagendarm(4)(7)	49,813	*	8,000	—	41,813	*
Selling directors and executive officers as a group	123,948	*	14,500	—	109,448	*
Other selling shareholders:
Natalie A. Mackie(8)	18,909	*	3,000	—	15,909	*
Northwestern University	7,722	*	7,722	—	—	—
Special Co-Invest Partners I(9)	71,346	*	71,346	—	—	—

*
Denotes less than 1%.

(1)
Beneficial ownership is determined in accordance with rules of the SEC and includes voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of August 7, 2009 are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2)
Madison Dearborn Partners IV, L.P., or "MDP IV," is the general partner of MDP. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held by MDP. The address for each of MDP, MDP IV and Messrs. Souleles and Grissom is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

(3)
Mr. Souleles and Mr. Grissom are managing directors of Madison Dearborn Partners, LLC, the general partner of MDP IV, which in turn is the general partner of MDP. As a result, Mr. Souleles and Mr. Grissom may be deemed to share beneficial ownership of the shares owned by MDP. Each of Messrs. Souleles and Grissom disclaims beneficial ownership of the shares held of record by MDP, except to the extent of any pecuniary interest therein. Mr. Souleles and Mr. Grissom have each served as a member of our Board since the acquisition of Great Lakes by MDP in December 2003, and have remained directors following the merger with Aldabra.

(4)
The address for each of Messrs. Hansen, Hanson, Pagendarm and Simonelli is c/o Great Lakes Dredge & Dock Corporation, 2122 York Road, Oak Brook, Illinois 60523.

(5)
Mr. Hansen has been a Vice President and Division Manager of the Company since 1995.

(6)
Mr. Hanson has been a Vice President of the Company since 2006 and joined the Company in 1988 as an Area Engineer in its Staten Island Division Office.

(7)
Mr. Pagendarm has been a Vice President and Division Manager of the Company since 1985.

(8)
Ms. Mackie is a daughter of Douglas B. Mackie, our President and Chief Executive Officer and a director of the Company.

(9)
Special Co-Invest Partners I is an affiliate of MDP.

DESCRIPTION OF CAPITAL STOCK

        The following description of the material terms of our common stock is a summary of specified provisions of our amended and restated certificate of incorporation and bylaws. This description is subject to relevant provisions of the General Corporation Law of the State of Delaware, or "DGCL," and reference to our actual amended and restated certificate of incorporation and bylaws. Our current amended and restated certificate of incorporation and bylaws are exhibits to the registration statement of which this prospectus supplement is a part.

Capital Stock

General

        We are authorized to issue 90,000,000 shares of common stock and 1,000,000 shares of preferred stock. The par value of each share of common stock and preferred stock is $0.0001.

Common Stock

        Subject to prior rights of the holders, if any, of the shares of preferred stock, the holders of shares of common stock are entitled to share ratably in any distribution of our assets upon dissolution, liquidation or winding up, after the satisfaction of all debts and other liabilities. In general, holders of our common stock are entitled to one vote for each share of common stock they own and do not have cumulative voting rights. Common stock, however, may not vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of a series of preferred stock if the holders of the series are entitled to vote separately or with the holders of one or more other series. No holder of common stock will have any preemptive rights with respect to our common stock or any of our other securities, or to any obligations convertible (directly or indirectly) into our securities.

Preferred Stock

        Our board of directors is authorized to issue shares of preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix the voting powers, if any, and other rights of the shares of each such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of our common stock. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Election and Removal of Directors

        Our directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors; provided that, whenever the holders of any class or series of our capital stock are entitled to elect one or more directors, such directors will be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such directors.

        The directors are divided into three classes, designated Class I, Class II and Class III. The board is authorized to assign members of the board already in office to such classes at the time such classification becomes effective by resolution of the board. The term of the initial Class III directors will terminate on the date of the 2009 annual meeting; the term of the Class I directors will terminate on the date of the 2010 annual meeting and the term of the Class II directors will terminate on the date of the 2011 annual meeting. At each succeeding annual meeting of the stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

        Subject to the rights of the holders of any series of preferred stock then outstanding, (a) as long as MDP owns capital stock of our company that possesses 25% or more of the voting power of all of our capital stock entitled to vote generally in the election of directors (voting together as a single class), any director may be removed at any time for any reason upon the election of holders of a majority of the voting power of our capital stock entitled to vote generally in the election of directors, and (b) from and after the date that MDP owns capital stock of our company that possesses less than 25% of the voting power of all of our capital stock entitled to vote generally in the election of directors (voting together as a single class), any director may be removed from office at any time, but only for cause, at a meeting called for that purpose, but only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock entitled to vote at an election of directors, voting together as a single class. Vacancies and newly created directorships resulting from any increase in the authorized number of directors and vacancies created from the death, disqualification, resignation or removal of any director will be filled by directors possessing a majority of the voting power of all directors. After the completion of this offering, assuming that the underwriter's option to purchase additional shares is exercised in full, MDP will no longer hold any capital stock of our company. As a result, a director may only be removed as set forth in clause (b) above.

Anti-Takeover Effects of Unissued Shares

Common Stock

        We have 58,504,542 shares of common stock outstanding as of August 5, 2009. The remaining shares of authorized but unissued common stock will be available for future issuance. While the additional shares are not designed to deter or prevent a change of control, under some circumstances, we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing shares in private placements to purchasers who might side with our board of directors opposing a hostile takeover bid.

Preferred Stock

        The existence of authorized but unissued shares of preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid, since we could, for example, issue preferred stock to parties who might oppose such a takeover bid or contain terms that a potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, discourage bids for the common stock at a premium over market and adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Restrictions on Transfer and Ownership

        Our amended and restated certificate of incorporation contains restrictions on transfer and ownership to ensure our compliance with the Jones Act, the Shipping Act, the Dredging Act and other statutes regulating or authorizing dredging in the navigable waters of the United States and any successor statutes thereto, and the regulations promulgated thereunder, in each case as amended or supplemented from time to time, referred to collectively as "Maritime Laws." Specifically, our amended and restated certificate of incorporation provides that any person other than a citizen of the United States within the meaning of the Maritime Laws, referred to in this prospectus supplement as a "Non-U.S. Citizen," may not beneficially own, individually or in the aggregate, with respect to any class or series of our capital stock, more than the lesser of (1) 22.5% of the shares of such class or series of our capital stock from time to time issued and outstanding, and (2) 90% of the maximum percentage of the issued and outstanding shares of such class or series of our capital stock permitted to be beneficially owned, individually or in the aggregate, by Non-U.S. Citizens under the Maritime Laws. We refer to this percentage as the "Permitted Percentage." The purpose of this provision is to ensure that we do not cease to be qualified under the Maritime Laws to own and operate vessels that may engage in dredging in the navigable waters of the United States and to transport dredged material between points in the United States.

        A person will be deemed to be the "beneficial owner" of, or to "beneficially own," or to have "beneficial ownership" of, shares or interests in an entity to the extent such person would be deemed to be the "beneficial owner" thereof pursuant to Rule 13d-3 promulgated by the SEC under the Exchange Act, as such rule may be amended or supplemented from time to time, and any successor rule to such rule, and such terms will apply to and include the holder of record of any such shares or interests.

        To help ensure that at no time Non-U.S. Citizens, individually or in the aggregate, become the beneficial owners of more than the Permitted Percentage of the issued and outstanding shares of any class or series of our capital stock, and to enable us to submit any proof that we are a U.S. citizen as required by any applicable law or by any contract with the United States government (or any agency thereof) or any other person, our amended and restated certificate of incorporation contains the following provisions:

        Stock Certificates.    We have a dual stock certificate system such that each certificate representing shares of each class or series of our capital stock that are beneficially owned by a U.S. Citizen will be marked "U.S. Citizen" and each certificate representing shares of each class or series of our capital stock that are beneficially owned by a Non-U.S. Citizen will be marked "Non-U.S. Citizen." All stock certificates are identical in all other respects. An application to transfer shares will be set forth on the back of each certificate, in which a person seeking to take title to the shares represented by such certificate will apply to us to transfer the number of shares indicated therein and will certify as to its citizenship and the citizenship of any beneficial owner for whom or for whose account such person will hold such shares. A statement will be set forth on the face or back of each certificate representing shares of each class or series of our capital stock to the effect that: (1) such shares and the beneficial ownership thereof are subject to restrictions on transfer set forth in the Certificate of Incorporation; and (2) we will furnish without charge to each stockholder who so requests a copy of the Certificate of Incorporation.

        Transfers.    Any purported transfer of beneficial ownership of any shares of any class or series of our capital stock (excluding, for the avoidance of doubt, the original issuance of such shares by us), the effect of which would be to cause one or more Non-U.S. Citizens in the aggregate to beneficially own shares of any class or series of our capital stock in excess of the Permitted Percentage for such class or series, will be void and ineffective. A citizenship certification and certain other documentation may be required by us or our transfer agent from all transferees (and from any recipient upon original issuance) of shares of our capital stock. If such transferee (or recipient) is acting as a fiduciary or nominee for a beneficial owner, with respect to such beneficial owner, the registration of transfer (or the closing of such original issue) will be denied upon refusal to furnish such certificate.

        Excess Shares.    If on any date (including, without limitation, any record date) the number of shares of a class or series of our capital stock beneficially owned by Non-U.S. Citizens exceeds the Permitted Percentage with respect to such class or series of capital stock, irrespective of the date on which such event becomes known to us (such shares in excess of the Permitted Percentage are referred to in this prospectus supplement as the "Excess Shares"), then the shares of such class or series of our capital stock that constitute Excess Shares will be those shares that have been acquired by or become beneficially owned by Non-U.S. Citizens, starting with the most recent acquisition of beneficial ownership of such shares by a Non-U.S. Citizen and including, in reverse chronological order of acquisition, all other acquisitions of beneficial ownership of such shares by Non-U.S. Citizens from and after the acquisition of beneficial ownership of such shares by a Non-U.S. Citizen that first caused such

Permitted Percentage to be exceeded. We will have the sole power to determine, in the exercise of our reasonable judgment, those shares of such class or series that constitute Excess Shares and may, in our reasonable discretion, rely on any reasonable documentation provided by Non-U.S. Citizens with respect to the date of their acquisition of beneficial ownership of Excess Shares. If the acquisition of beneficial ownership of more than one Excess Share occurs on the same date, then the order in which such acquisitions will be deemed to have occurred on such date will be determined by lot or such shares will be treated as Excess Shares on a pro rata basis as we may, in our reasonable discretion, deem appropriate. Excess Shares that result from a determination that a beneficial owner has ceased to be a U.S. Citizen will be deemed to have been acquired as of the date that such beneficial owner ceased to be a U.S. Citizen. We may adjust upward to the nearest whole share the number of shares of such class or series deemed to be Excess Shares.

        Additional Remedies for Exceeding Permitted Percentage.    In the event that (i) the transfer restrictions would not be effective for any reason to prevent the transfer, referred to in this prospectus supplement as a "Proposed Transfer," of beneficial ownership of any Excess Share of any class or series of our capital stock to a Non-U.S. Citizen, referred to in this prospectus supplement as a "Proposed Transferee," (ii) a change in the status, referred to in this prospectus supplement as a "Status Change" of a U.S. Citizen to a Non-U.S. Citizen, referred to in this prospectus supplement as a "Disqualified Person," causes a share of any class or series of our capital stock of which such U.S. Citizen is the beneficial owner immediately prior to such change to constitute an Excess Share, or (iii) the original issuance by us of a share of any class or series of our capital stock to a Non-U.S. Citizen, referred to in this prospectus supplement as a "Disqualified Recipient," results in such share constituting an Excess Share, then, effective as of immediately before the consummation of such Proposed Transfer (in the case of such Proposed Transferee) or such Status Change (in the case of such Disqualified Person), and as of the time of issuance of such Excess Share (in the case of such Disqualified Recipient), such Excess Share will to the fullest extent permitted by law be eligible for redemption by us, and such Non-U.S. Citizen will neither acquire nor have any rights or interests in such Excess Share subject to redemption.

        Redemption.    We, by action of our Board, in our sole discretion, have the power to redeem Excess Shares, unless such redemption is not permitted under the DGCL or other provisions of applicable law, but we do not have any obligation under our amended and restated certificate of incorporation to redeem any Excess Shares. Until such time as any Excess Shares subject to redemption by us are redeemed, the holders of such Excess Shares will to the fullest extent permitted by law not be entitled to any voting rights with respect to such Excess Shares, and we will pay into an escrow account dividends and any other distributions (upon liquidation or otherwise) in respect of such Excess Shares. Full voting rights will be restored, and any dividends or distributions with respect thereto that have been previously paid into an escrow account will be due and paid promptly after such time as, and to the extent that, such shares have ceased to be Excess Shares. The terms and conditions of redemptions by us of Excess Shares will be as follows:

  •
  The per share redemption price, referred to in this prospectus supplement as the "Redemption Price," to be paid for each Excess Share will be the Fair Market Value of such Excess Share as of the date of redemption plus the amount of any dividend or any other distribution paid into an escrow account by us. For purposes of determining Fair Market Value:

  •
  The "Fair Market Value" of one share of a particular class or series of the our capital stock as of any date will mean the average of the daily "Market Price" (as defined below) of one share of such capital stock for the 20 consecutive "Trading Days" (as defined below) immediately preceding such date, or, if such capital stock is not listed or admitted for unlisted trading privileges on any National Securities Exchange, the fair value of a share of such class or series of capital stock on such date as determined in good faith by our Board;

    •
    The "Market Price" of a share of a class or series of our capital stock for a particular day will mean: (A) the last reported sales price on such day, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices on such day, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for unlisted trading privileges on the principal National Securities Exchange on which such class or series of capital stock is then listed or admitted for unlisted trading privileges; or (B) if such class or series of capital stock is not then listed or admitted for unlisted trading privileges on any National Securities Exchange, the last quoted price on such day, or, if not so quoted, the average of the closing bid and asked prices on such day in the over-the-counter market, as reported by the NASDAQ Global Market or such other system then in use; or (C) if on any such day such class or series of capital stock is not quoted by any such organization, the average of the bid and asked prices on such day as furnished by a professional market maker making a market in such capital stock selected by us; or (D) if on any such day no market maker is making a market in such capital stock, the fair value of a share of such class or series of capital stock on such day as determined in good faith by our Board (or a duly authorized committee thereof);

    •
    "Trading Day" will mean a day on which the principal National Securities Exchange on which shares of any class or series of our capital stock are listed is open for the transaction of business or, if such capital stock is not listed or admitted for unlisted trading privileges on any National Securities Exchange, a day on which banking institutions in New York City generally are open; and

    •
    "National Securities Exchange" will mean an exchange registered with the SEC under Section 6(a) of the Exchange Act, as such section may be amended or supplemented from time to time, and any successor to such statute, or the NASDAQ Global Market or any successor thereto.

        The Redemption Price will be paid in cash (by wire transfer or bank or cashier's check) or by the issuance of Redemption Notes, as determined by our Board in its sole discretion. "Redemption Notes" will mean our interest-bearing promissory notes with a maturity of not more than 10 years from the date of issue and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note having a maturity comparable to the term of such promissory notes as published in The Wall Street Journal or comparable publication at the time of the issuance of the promissory notes.

        Written notice, referred to in this prospectus supplement as the "Redemption Notice," of the date on which the Excess Shares will be redeemed, together with a letter of transmittal to accompany certificates representing the Excess Shares that are surrendered for redemption (if any), will be given either by hand delivery or by overnight courier service or by first-class mail, postage prepaid, to each holder of record of the Excess Shares to be redeemed, at such holder's last known address as the same appears on our stock register (unless such notice is waived in writing by any such holders).

        If a Redemption Notice has been duly sent to the record holders of the Excess Shares to be redeemed and we have irrevocably deposited or set aside cash consideration sufficient to pay the Redemption Price to such record holders of such Excess Shares, then dividends will cease to accrue on all such Excess Shares to be redeemed, all such Excess Shares will no longer be deemed outstanding and all right, title and interest in respect of such Excess Shares will forthwith cease and terminate, except only the right of the record holders thereof to receive the Redemption Price, without interest.

        Requirement to Provide Citizenship Information.    We may, to the fullest extent permitted by law, require the beneficial owners of shares of any class or series of our capital stock to confirm their citizenship status from time to time, and, as a condition to acquiring and having beneficial ownership of shares of any class or series of our capital stock, every beneficial owner of any such shares must comply with the following provisions:

  •
  promptly upon a beneficial owner's acquisition of beneficial ownership of five (5%) percent or more of the outstanding shares of any class or series of our capital stock, and at such other times as we may determine by written notice to such beneficial owner, such beneficial owner must provide to us a written statement or an affidavit, as specified by us, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of our capital stock beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, a statement as to whether such beneficial owner is a U.S. Citizen, and such other information required by 46 C.F.R. part 355;

  •
  promptly upon our request, any beneficial owner must provide to us a written statement or an affidavit, as specified by us, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of our capital stock beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, a statement as to whether such beneficial owner is a U.S. Citizen, and such other information required by 46 C.F.R. part 355;

  •
  promptly upon our request, any beneficial owner must provide to us a written statement or an affidavit, as specified by us, duly signed, stating the name and address of such beneficial owner, together with reasonable documentation of the date and time of such beneficial owner's acquisition of beneficial ownership of the shares of any class or series of our capital stock specified by us in our request;

  •
  every beneficial owner must provide, or authorize such beneficial owner's broker, dealer, custodian, depositary, nominee or similar agent with respect to the shares of each class or series of our capital stock beneficially owned by such beneficial owner to provide, to us such beneficial owner's address; and

  •
  every beneficial owner must provide to us, at any time such beneficial owner ceases to be a U.S. Citizen, as promptly as practicable but in no event more than two business days after the date such beneficial owner ceases to be a U.S. Citizen, a written statement, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of our capital stock beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, and a statement as to such change in status of such beneficial owner to a Non-U.S. Citizen.

        We may at any time require reasonable proof, in addition to the citizenship certifications and the written statements and affidavits required under the amended and restated certificate of incorporation, of the citizenship of the beneficial owner or the proposed transferee or, in the case of original issuance, the recipient (and, if such transferee or recipient is acting as a fiduciary or nominee for a beneficial owner, with respect to such beneficial owner) of shares of any class or series of our capital stock. If not provided by the date set forth in a written request, then the voting rights of such beneficial owner's shares of capital stock will, to the fullest extent permitted by law, be suspended, and any dividends or other distributions with respect to such shares will be paid into an escrow account, until such requested documentation is submitted in form and substance reasonably satisfactory to us. We, acting through our Board, will have the power, in our sole discretion, to extend the date by which such requested documentation must be provided and/or to waive the application of these provisions in any particular instance.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, (212) 509-4000.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following discussion is a summary of certain United States federal income and estate tax consequences relevant to non-U.S. holders (defined below) with respect to the purchase, ownership and disposition of our common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended, United States Treasury Regulations, or the Treasury Regulations, Internal Revenue Service, or IRS, rulings, and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the United States federal, state, local and non-U.S. tax consequences of an investment in our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the United States federal income or estate tax consequences to a non-U.S. holder of our common stock.

        This discussion is limited to the tax consequences to those non-U.S. holders who hold our common stock as capital assets (generally, for investment purposes). This discussion does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark to market, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid federal income tax, persons holding shares of our common stock as a hedge against currency risk or as a position in a "straddle" or conversion transaction or persons subject to the alternative minimum tax. This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. Also, this discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of United States state, local, or non-U.S. taxes.

        For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our common stock that is not, for United States federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons with the authority to control all substantial decisions of the trust or a trust that was in existence on August 20, 1996 that has elected to be treated as a "United States person" (as defined for United States federal income tax purposes).

        If a partnership (or another entity treated as a partnership for United States federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock is urged to consult its tax advisors.

        PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Distributions and Dividends

        Generally, distributions paid to a non-U.S. holder with respect to our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Sale, Exchange or Other Taxable Disposition."

        Dividends paid to a non-U.S. holder that are not connected with a U.S. trade or business carried on by such holder generally will be subject to a 30% U.S. withholding tax, unless a lower rate is specified by an applicable income tax treaty and the non-U.S. holder provides proper documentation certifying eligibility for treaty benefits (e.g., on an IRS Form W-8BEN or applicable substitute form) and meets certain other requirements. Non-U.S. holders that do not timely provide us with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

        Dividends that are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if a treaty applies, are attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States) are not subject to the U.S. withholding tax described above, provided that the non-U.S. holder provides an IRS Form W-8ECI or applicable substitute form and otherwise complies with applicable certification requirements. Any such dividends instead will be subject to regular United States federal income tax in the same manner as if the non-U.S. holder were a U.S. person. If dividends are effectively connected with a trade or business of a non-U.S. holder that is a corporation, such corporate non-U.S. holder may be subject to a "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments.

Sale, Exchange or Other Taxable Disposition

        A non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder in the United States); or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale or disposition; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time during the five-year period preceding such sale or other disposition.

        Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point immediately above will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a "United States person" (as defined for United States federal income tax purposes). A non-U.S. holder that is a corporation may also be subject to a branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

        A non-U.S holder described in the second bullet point immediately above will be subject to a flat 30% tax on the net gain derived from the sale, exchange or other disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder.

        Regarding the third bullet point immediately above, we believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become one in the future based on anticipated business operations. However, no assurances can be provided in this regard. If we are or become a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market (such as the NASDAQ Global Market), within the meaning of the applicable Treasury Regulations, our common stock will be treated as a United States real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock at any time during the shorter of the five year period preceding such sale or other disposition or such holder's holding period.

United States Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding on Non-U.S. Holders

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding (currently at a rate of 28%) generally will apply on payment of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption.

        Payment by a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN, or otherwise establishes an exemption. Payments of the proceeds from the sale by a non-U.S. holder of our common stock made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting requirements (but not backup withholding) generally will apply to a payment made outside the United States of the proceeds of a sale of our common stock through an office outside the United States of a broker (i) that is a U.S. person, (ii) 50% or more of the gross income of which for a specified three-year period is effectively connected with the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation," or (iv) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-U.S. holder or the holder or beneficial owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's United States federal income tax, which may entitle the holder to a refund, provided that the holder timely provides the required information to the IRS.

        Each prospective non-U.S. holder of our common stock should consult their tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

        Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Morgan Joseph & Co. Inc.

Total	12,481,861

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material adverse change in our business or in the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions that the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                        per share. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be approximately $610,000 (excluding underwriting discounts and commissions payable by the selling stockholders).

Option to Purchase Additional Shares

        MDP has granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,872,279 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 12,481,861 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this "Underwriting" section.

Lock-Up Agreements

        We, all of our directors, certain of our executive officers and each of the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we will not directly or indirectly (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" or liquidate or decrease a "call equivalent position" through the use of derivatives within the meaning of Rule 16a-1under the Securities Exchange Act of 1934 with respect to the common stock or (2) otherwise dispose of or transfer (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of) including the filing (or participation in the filing of) of a registration statement with the Securities and Exchange Commission in respect of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially or (3) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement. In addition, we have agreed not to waive any of our rights under the investor rights agreement (except that we may, in certain situations, waive our rights with respect to non-executive officer employees) restricting the parties to that agreement, including all of our executive officers, from selling shares of our common stock held by them during the same 90-day period without the prior written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

        A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus, prospectus supplement or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

        Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us, or MDP or its affiliates in the ordinary course of their business. They have received or may receive customary compensation and expenses for these commercial and investment banking transactions. Affiliates of the underwriters act as lenders under our senior credit facilities.

European Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area, referred to in this prospectus supplement as the "EEA," which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

        provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

        (a)   it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

        (b)   in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

  United Kingdom

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

  Italy

        An offer of the common stock described in this prospectus supplement and the accompanying prospectus has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, the common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of

February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the common stock or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing common stock in this offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in this offering occurs in compliance with applicable laws and regulations.

        This prospectus supplement, the accompanying prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive. The provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

  Switzerland

        This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Asian and Australian Selling Restrictions

  Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock described in this prospectus supplement and the accompanying prospectus has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the Company under section 708(12) of the Corporations Act; or

  (iv)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of the common stock being offered hereby unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

  Hong Kong

        The common stock described in this prospectus supplement and the accompanying prospectus may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which is intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

  India

        This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus supplement, the accompanying prospectus or any other material relating to the common stock described in this prospectus supplement or the accompanying prospectus is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and, in any event, to not more than 50 persons in India. Further, persons into whose possession this prospectus supplement or the accompanying prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in the common stock offered hereby. Each prospective investor is also advised that any investment in the common stock offered hereby by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

  Japan

        No securities registration statement ("SRS") has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) ("FIEL") in relation to the common stock described in this prospectus supplement and the accompanying prospectus. The common stock is being offered in a private placement to "qualified institutional investors" (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) ("QIIs"), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring common stock in this offering may not transfer or resell those shares except to other QIIs.

  Korea

        The common stock described in this prospectus supplement and the accompanying prospectus may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The common stock offered hereby has not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common stock offered hereby may not be resold to Korean residents unless the purchaser of the common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the common stock.

  Singapore

        This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock described in this prospectus supplement and the accompanying prospectus may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the "SFA"), (ii) to a "relevant person" as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the common stock is subscribed and purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the common stock under Section 275 of the SFA except:

    (i)
    to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

    (ii)
    (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

    (iii)
    where no consideration is or will be given for the transfer; or

    (iv)
    where the transfer is by operation of law.

        By accepting this prospectus supplement and the accompanying prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

  Dubai International Financial Centre

        This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

        The validity of the common stock offered pursuant to this prospectus supplement will be passed upon for us by Neal, Gerber & Eisenberg LLP, Chicago, Illinois. Certain legal matters with respect to the common stock offered pursuant to this prospectus supplement will be passed upon for certain of the selling stockholders by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP represents Madison Dearborn Capital Partners IV, L.P. and entities affiliated with it in connection with various legal matters. Certain partners of Kirkland & Ellis LLP are members of an investment partnership that is an investor in entities affiliated with Madison Dearborn Capital Partners IV, L.P. Certain legal matters with respect to the common stock offered pursuant to this prospectus supplement will be passed upon for the other selling stockholders by Neal, Gerber & Eisenberg LLP, Chicago, Illinois. Legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

 WHERE YOU CAN FIND MORE INFORMATION

        The following documents, which have been filed with the SEC by us, are incorporated by reference in this prospectus supplement (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

  (1)
  our Annual Report on Form 10-K for the year ended December 31, 2008;

  (2)
  our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

  (3)
  our Current Reports on Form 8-K filed on February 5, 2009, February 19, 2009, March 11, 2009, April 29, 2009, May 18, 2009, June 1, 2009 and August 10, 2009; and

  (4)
  our proxy statement for the 2009 annual meeting of stockholders filed on April 6, 2009.

        We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

        You may read and copy any reports, proxy statements or other materials and information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials also can be obtained at the SEC's website, www.sec.gov, free of charge, or by mail from the Public Reference Room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public, free of charge, on our corporate website, www.gldd.com as soon as reasonably practicable after we electronically file such material with, or furnishes it to, the SEC.

        We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus supplement, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to:

Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL
Attn: Assistant General Counsel
Telephone: (630) 574-3000

PROSPECTUS

18,695,334 Shares

GREAT LAKES DREDGE & DOCK CORPORATION

Common Stock

The selling stockholders, including members of our management, named herein may offer and sell from time to time up to 18,695,334 shares of our common stock covered by this prospectus. The selling stockholders will receive all of the proceeds from any sales of their shares. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.

Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled "Plan of Distribution" beginning on page 4.

Our common stock is traded on the NASDAQ Global Market under the symbol "GLDD." On August 25, 2008, the last reported sale price of our common stock on the NASDAQ Global Market was $7.28 per share.

Investing in our common stock involves risks. See "Risk Factors" on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 12, 2008.

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

 OUR COMPANY

Overview

        We are the largest provider of dredging services in the United States. Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: capital, beach nourishment and maintenance. We define our bid market as the population of domestic projects on which we bid or could have bid if not for capacity constraints ("bid market"). We operate the largest and most diverse dredging fleet in the U.S. consisting of 14 dredges, 22 material transportation barges, two drillboats, and numerous other specialized support vessels. Over the last three years, we achieved an average of 39% of the combined U.S. market share of projects awarded within our bid market. In addition, we are the only U.S. dredging service provider with significant international operations. We have 12 dredges and several other specialized support vessels currently located in the Middle East. Over the last three years, foreign contracts accounted for an average of 23% of our dredging contract revenues. We currently estimate the replacement cost of our entire fleet to be in excess of $1.5 billion. We operate in two reportable segments: dredging and demolition.

Domestic Dredging Operations

        Over our 117-year history, we have grown to be a leader in capital, beach nourishment and maintenance dredging in the U.S.

         Capital.    Capital dredging projects are primarily port expansion projects, which involve deepening of channels to allow access by larger, deeper draft ships and providing land fill for building additional port facilities. Capital projects also include other land reclamations, trench digging for pipes, tunnels and cables, and dredging related to the construction of breakwaters, jetties, canals and other marine structures. Although capital work can be impacted by budgetary constraints and economic conditions, these projects typically generate an immediate economic benefit to the ports and surrounding communities. In 2007, capital dredging projects represented approximately 29% of our dredging revenues, and our share of the total U.S. capital bid market was 71%.

        The U.S. capital market includes port deepening projects authorized under the Water Resources Development Act ("WRDA"). WRDA is the federal law that authorizes port deepenings and other capital dredging projects. Without significant deepening efforts, many major U.S. ports risk losing their competitive position as a result of being unable to accommodate larger cargo vessels. While deep port work has comprised a substantial portion of past bid markets, in the last three years, deep port work has only averaged 19% of the bid market. In 2007, we obtained a large share of deep port projects, winning 95% of this bid market.

         Beach Nourishment.    Beach nourishment projects generally involve moving sand from the ocean floor to shoreline locations when erosion has progressed to a stage that threatens substantial shoreline assets. Beach nourishment is often viewed as a better response to erosion than trapping sand through the use of sea walls and jetties, or relocating buildings and other assets away from the shoreline. Beach nourishment is primarily for shore protection but also safeguards shoreline real estate and tourism. Generally, beach nourishment projects take place during the fall and winter months to minimize interference with bird and marine life migration and breeding patterns and coastal recreation activities. In 2007, beach nourishment projects represented approximately 21% of our dredging revenues, and our share of the U.S. beach nourishment bid market was 37%.

         Maintenance.    Maintenance dredging consists of the re-dredging of previously deepened waterways and harbors to remove silt, sand and other accumulated sediments. Due to natural sedimentation, most channels generally require maintenance dredging every one to three years, thus creating a recurring market for dredging work that is typically non-deferrable if navigability is to be maintained. In 2007, maintenance dredging projects represented approximately 18% of our dredging revenues, and our share of the U.S. maintenance bid market was 40%.

Foreign Dredging Operations

        Foreign capital projects typically relate to land reclamations, channel deepening and port infrastructure development. We target international opportunities that are well suited to our equipment and where we face reduced competition from our European competitors. Maintaining a presence in foreign markets has enabled us to diversify, particularly during periods of decreased domestic demand. Over the last ten years, we have performed dredging work in the Middle East, Africa, India, Mexico and Central and South America. Most recently, we have focused our efforts on the opportunities in the Middle East, where we have cultivated a niche market by developing close customer relationships with major developers. Our dredging contracts in the Middle East have a longer duration than those in the U.S., and as a result, we have increased visibility with regard to future revenue and fleet utilization. In 2007, foreign dredging operations represented approximately 32% of our dredging revenues.

Demolition Operations

        We also provide demolition services through our majority owned subsidiary NASDI, LLC, a Delaware limited liability company ("NASDI"), with headquarters located in the Boston, Massachusetts area. NASDI's core business is exterior and interior demolition. Exterior demolition involves the complete dismantling and demolition of structures and foundations. Interior demolition involves removing specific structures within a building. Other business activities include site development and the removal of asbestos and other hazardous materials. NASDI contracts hazardous material removal to insured subcontractors and does not take possession of hazardous materials, which remain the property of the site owner.

RISK FACTORS

        Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, cash flows, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment. For more information see "Where You Can Find More Information" on page 10 of this prospectus.

FORWARD LOOKING STATEMENTS

        Certain statements in this Prospectus may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the Securities and Exchange Commission ("SEC"), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements and/or of our subsidiaries, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or

"scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. We caution investors that any forward-looking statements made by us are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to us and our business, include, but are not limited to, risks and uncertainties that are described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, in our quarterly reports on Form 10-Q and in our other securities filings with the SEC.

        Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this prospectus are made only as of the date hereof and we do not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

 SELLING STOCKHOLDERS

         Beneficial Ownership:    The following table sets forth, as of August 25, 2008, certain information regarding the ownership of our common stock by the selling stockholders, including members of our management, the number of shares being registered hereby and information with respect to shares to be beneficially owned by each selling stockholder after completion of this offering. The percentages in the following table reflect the shares beneficially owned by each selling stockholder as a percentage of the total number of shares of our common stock outstanding as of August 25, 2008.

	Shares Beneficially Owned Prior to This Offering(1)			Shares Beneficially Owned After This Offering(3)
			Shares Being Sold in This Offering(2)
Name	Number	Percent		Number	Percent
Madison Dearborn Capital Partners IV, L.P. ("MDP")(4)	14,257,572	24.4%	14,257,572	—	0%
Douglas B. Mackie(5)(6)	384,915	*	410,922	12,000	*
Richard M. Lowry(5)(13)	418,215	*	491,653	—	0%
Deborah A. Wensel(5)(14)	87,018	*	134,457	—	0%
David E. Simonelli(5)(15)	63,783	*	10,000	53,783	*
Kyle Johnson(5)(16)	44,803	*	10,000	34,803	*
Thomas S. Souleles(7)	—	—	—	—	—
Douglas C. Grissom(7)	—	—	—	—	—
Nathan Leight(8)	1,769,613	3.0%	1,732,613	37,000	*
Jason Weiss(9)	1,155,513	2.0%	1,155,413	100	*
Jonathan Berger(10)	23,013	*	23,013	—	0%
Peter Deutsch(11)	24,413	*	24,413	—	0%
Bruce J. Biemeck(12)	5,113	*	—	5,113	*
Bradley T. Hansen(5)(17)	52,127	*	14,000	38,127	*
William H. Hanson(5)(18)	22,401	*	22,000	401	*
John F. Karas(5)(19)	30,803	*	14,042	16,761	*
Steven F. O'Hara(5)(20)	70,627	*	79,579	—	0%
William F. Pagendarm(5)(21)	47,627	*	20,000	27,627	*
All directors and executive officers as a group	4,199,984	7.2%	4,142,105	225,715	*
Other selling shareholders:
Steven R. Auernhamer(5)(22)	12,912	*	18,319	—	0%
David C. Cizek(5)(22)	12,912	*	10,000	2,912	*
Arthur Fletcher(23)	10,029	*	10,029	—	0%
Stewart Gross(24)	23,500	*	23,500	—	0%
Katherine Hayes(5)(22)	5,245	*	11,964	—	0%
Patrick Hughes(5)(22)	12,912	*	16,586	—	0%
Donald Luce(5)(22)	12,246	*	6,000	6,246	*
Robert F. Mackay(5)(22)	10,429	*	14,979	—	0%
Christopher T. Mackie(25)	14,409	*	14,409	—	0%
Kathleen Mackie LaVoy(22)(25)	12,909	*	17,563	—	0%
Natalie A. Mackie(25)	18,909	*	18,909	—	0%
Madeline C. Mackie(25)	22,770	*	22,770	—	0%
Philip D. Mackie(25)	22,270	*	22,270	—	*
Robert Ramsdell(5)	12,912	*	9,291	3,621	*
Northwestern University	7,722	*	7,722	—	0%
Special Co-Invest Partners I(26)	71,346	*	71,346	—	0%

*
Denotes less than 1%.

(1)
Beneficial ownership is determined in accordance with rules of the SEC and includes voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of August 25, 2008 are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2)
Includes all shares of common stock requested to be registered that are owned, all shares of restricted stock which are requested to be registered (which will cease to be subject to such restrictions within the next three years or which will vest within the next three years, as applicable), all shares of common stock which are requested to be registered which are issuable upon vesting of restricted stock units (which will vest within the next three years), and all shares of common stock requested to be registered that are issuable upon exercise of stock options (which will be exercisable within the next three years).

(3)
Assumes that each selling stockholder (i) disposes of all of the shares of common stock requested to be included in this prospectus (including, within the next three years, any restricted stock that vests, any shares of common stock which are issuable upon vesting of restricted stock units, and any shares of common stock which are issuable upon exercise of stock options) covered by this prospectus and (ii) does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholders will sell all or any portion of the shares covered by this prospectus. Shares that are shown to be beneficially owned after the offering represent shares that the selling shareholder did not elect to include in this prospectus.

(4)
Madison Dearborn Partners IV, L.P. ("MDP IV") is the general partner of MDP. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held by MDP. The address for each of MDP, MDP IV and Messrs. Souleles and Grissom is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

(5)
The address for each of Messrs. Mackie, Lowry, Simonelli, Johnson, Hansen, Hanson, Karas, O'Hara, Pagendarm, Auernhamer, Cizek, Hayes, Hughes, Luce, Mackay and Ramsdell and Ms. Wensel is c/o Great Lakes Dredge & Dock Corporation, 2122 York Road, Oak Brook, Illinois 60523.

(6)
Includes for purposes of beneficial ownership (i) 38,470 shares of common stock held in trusts for Mr. Mackie's children, and (ii) 12,000 shares of common stock held by the wife of Mr. Mackie. The shares being registered include Mr. Mackie's shares of common stock, shares of common stock held in trusts for Mr. Mackie's children and shares of common stock held directly by Mr. Mackie's children, as set forth under "Other Selling Shareholders." The 50,470 shares of common stock held in trust and by the wife of Mr. Mackie are not included in Mr. Mackie's total number of shares being registered in this offering. Mr. Mackie has been President, Chief Executive Officer and a director of the Company since 1995.

(7)
Mr. Souleles and Mr. Grissom are managing directors of MDP LLC, the general partner of MDP IV, which in turn is the general partner of MDP. As a result, Mr. Souleles and Mr. Grissom may be deemed to share beneficial ownership of the shares owned by MDP. Each of Messrs. Souleles and Grissom disclaims beneficial ownership of the shares held of record by MDP, except to the extent of any pecuniary interest therein. Mr. Souleles and Mr. Grissom have each served as a member of our Board since the acquisition of Great Lakes by MDP in December 2003, and have remained directors following the since the Aldabra Merger.

(8)
Includes (i) 367,250 shares of common stock held by the Leight Family 1998 Irrevocable Trust, a trust established for the benefit of Mr. Leight's family of which his wife is the trustee, (ii) 33,000 shares of common stock held by the wife of Mr. Leight, and (iii) 4,000 shares of common stock held by various family trusts. The business address for Mr. Leight is c/o Terrapin Partners LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022. Mr. Leight is currently a director and has served as a member of our Board since the Aldabra Merger. He was Aldabra's Chairman of the Board of Directors from its inception in 2004 until completion of the Aldabra Merger.

(9)
Includes (i) 904,681 shares of common stock held by the Jason G. Weiss Revocable Trust dated August 2, 2000, (ii) 248,119 shares of common stock held by the Weiss Family Trust dated August 7, 2000, and 100 shares of common stock held by the wife of Mr. Weiss. The business address for Mr. Weiss is c/o Terrapin Partners LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022. Mr. Weiss is currently a director and has served as a member of our Board since the Aldabra Merger. He was Aldabra's Chief Executive Officer, Secretary and a member of Aldabra's Board of Directors from Aldabra's inception in 2004 until the completion of the Aldabra Merger.

(10)
The business address for Mr. Berger is c/o Navigant Consulting, Inc., 1180 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30309. Mr. Berger is currently a director and has served as a member of our Board since the Aldabra Merger.

(11)
The business address for Mr. Deutsch is P.O. Box 817689, Hollywood, Florida 33081. Mr. Deutsch is currently a director and has served as a member of our Board since the Aldabra Merger. He was a member of Aldabra's Board of Directors from its inception in 2004 until the completion of the Aldabra Merger.

(12)
The address for Mr. Biemeck is 39851 N. Old Stage Road, Cave Creek, AZ 85331. Mr. Biemeck is currently a director and has served as a member of our Board since the Aldabra Merger. From 1994 to April 1999, Mr. Biemeck was Senior Vice President, Chief Financial Officer and Treasurer of Great Lakes.

(13)
Mr. Lowry has been the Executive Vice President and Chief Operating Officer of the Company since 1995.

(14)
Ms. Wensel has been the Chief Financial Officer and Treasurer of the Company since April 1999 and was named Senior Vice President in 2002.

(15)
Mr. Simonelli has been a Vice President of the Company since 2002 and was named Special Projects Manager in 1996.

(16)
Mr. Johnson has been Chief Contract Manager of the Company since 2006 and was named a Vice President in 2002.

(17)
Mr. Hansen has been a Vice President and Division Manager of the Company since 1995.

(18)
Mr. Hanson has been a Vice President of the Company since 2006 and joined the Company in 1988 as an Area Engineer in its Staten Island Division Office.

(19)
Mr. Karas has been Vice President and Chief Estimator since 1992.

(20)
Mr. O'Hara has been a Division Manager of the Company since 1987 and was named a Vice President in 1988.

(21)
Mr. Pagendarm has been a Vice President and Division Manager of the Company since 1985.

(22)
The individual is currently an employee of Great Lakes Dredge and Dock Corporation or one of its subsidiaries or affiliates.

(23)
Mr. Fletcher was an employee of Great Lakes Dredge and Dock Corporation or one of its subsidiaries until August 1, 2007.

(24)
Mr. Gross was a member of Aldabra's Board of Directors until the completion of the Aldabra Merger.

(25)
A son or daughter, as applicable, of Douglas B. Mackie, our President and Chief Executive Officer and a director of the Company.

(26)
Special Co-Invest Partners I ("Co-Invest") is an affiliate of MDP. William S. Kirsch, as the managing general partner of Co-Invest, has the power to vote or dispose of the shares held by Co-Invest. The address for Co-Invest is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

  Material Relationships:

Investor Rights Agreement.    In connection with the merger of our predecessor GLDD Acquisitions Corp. into a subsidiary of Aldabra Acquisition Corporation ("Aldabra") on December 26, 2006 (the "Aldabra Merger"), Aldabra, Great Lakes, MDP, and certain other investors entered into an investor rights agreement. The investor rights agreement provides for certain registration rights with respect to shares of common stock held by MDP (the "MDP Registrable Securities"), former Aldabra stockholders who are party to the investor rights agreements (the "Aldabra Registrable Securities") and other Great Lakes stockholders who are party to the investor rights agreement (the "Other Registrable Securities"). Holders of at least a majority of MDP Registrable Securities, or Aldabra Registrable Securities since February 17, 2008, have had the right to demand registration under the Securities Act of all or any portion of their registrable securities subject to certain amount and time limitations. Holders of the MDP Registrable Securities may demand two additional long-form registrations and an unlimited number of short-form registrations, while holders of the Aldabra Registrable Securities may only demand one long-form registration and one short-form registration. Additionally, whenever we propose to register any of its securities under the Securities Act and the registration form to be used may be used for the registration of registrable securities, holders of Aldabra Registrable Securities, MDP Registrable Securities or Other Registrable Securities will have the right to request the inclusion of their registrable securities in such registration. The investor rights agreement also provides that MDP has the right to designate the number of directors to our board that is proportionate to its voting power, as represented by the number of our shares owned by MDP. Holders of more than 25% of MDP Registrable Securities will have certain information and inspection rights.

         Management Equity Agreement.    In connection with the Aldabra Merger, our current or former employees or members of management included as selling stockholders in this prospectus entered into an amended and restated management equity agreement among Aldabra, GLDD Acquisitions Corp., Great Lakes and each of the persons identified in the agreement. Under this amended and restated management equity agreement, shares of common stock held by our management stockholders were 60% vested as of the date of the merger with 50% of the remainder vested on December 22, 2007 and 50% vesting on December 22, 2008; provided that, as of each such date the executive is and has continued to be employed by us or any of our subsidiaries. If an executive ceases to be employed by us or our subsidiaries prior to the vesting dates, the cumulative percentage of such executive's vesting shares to become vested shall be determined on a pro rata basis according to the number of days elapsed since the immediately preceding vesting date, or in the event of a termination before December 22, 2008, since December 22, 2007. In no event shall any vesting shares vest after the date that an executive ceases to be employed by us or one of our subsidiaries. In the event of our sale, as defined in the Management Equity Agreement, all of an executive's unvested shares shall become vested; provided that, as a condition to such vesting, the executive shall, if requested by the purchaser and for no additional consideration, agree to continue employment for up to 12 months following such sale so long as such executive's compensation package and job description immediately following such sale is reasonably similar in scope, remuneration, location and responsibility as prior to such event. In the event an executive ceases to be employed by us or one of our subsidiaries for any reason, the executive's unvested shares shall be subject to repurchase by us.

 USE OF PROCEEDS

        All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their account. We will not receive any of the proceeds from these sales.

PLAN OF DISTRIBUTION

        We are registering 18,695,334 shares of our common stock for possible sale by the selling stockholders. Unless the context otherwise requires, as used in this prospectus, "selling stockholders" includes the selling stockholders named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

        The selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

  •
  on the NASDAQ Global Market, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

  •
  in privately negotiated transactions;

  •
  in underwritten transactions;

  •
  in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

  •
  in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

        The selling stockholders may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ Global Market or any other exchange or market.

        The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

        The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the investor rights agreement, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the investor rights agreement, we have also agreed to pay certain costs, expenses and fees of registering the shares of common stock; however, the selling stockholders will pay any underwriting discounts or commissions relating to the sale of the shares of common stock in any underwritten offering.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

  •
  the name of the selling stockholder;

  •
  the number of shares being offered;

  •
  the terms of the offering;

  •
  the names of the participating underwriters, broker-dealers or agents;

  •
  any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

  •
  the public offering price; and

  •
  other material terms of the offering.

        In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee, other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

        The selling stockholders are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

        To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

 LEGAL MATTERS

        The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Neal, Gerber & Eisenberg LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements, the related financial statement schedule, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of Great Lakes Dredge & Dock Corporation's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Amboy Aggregates (Joint Venture) and Subsidiary as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 appearing in our Form 10-K for the year ended December 31, 2007 have been audited by J.H. Cohn LLP, an independent public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        The following documents, which have been filed with the SEC by us, are incorporated by reference in this prospectus (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

  (1)
  our Annual Report on Form 10-K for the year ended December 31, 2007;

  (2)
  our Quarterly Report on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

  (3)
  our Current Reports on Form 8-K filed on May 6, 2008 (reporting information under Item 1.01), May 22, 2008 (reporting information under Item 5.02) and June 6, 2008;

  (4)
  our proxy statement for the 2008 annual meeting of stockholders filed on April 14, 2008; and

  (5)
  the description of our Common Stock, par value $.0001 per share, as contained in a registration statement on Form S-1 filed on June 19, 2007 including any amendment or report filed for the purpose of updating such description.

        We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may read and copy any reports, proxy statements or other materials and information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials also can be obtained at the SEC's website, www.sec.gov, free of charge, or by mail from the Public Reference Room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public, free of charge, on its corporate website, www.gldd.com as soon as reasonably practicable after Great Lakes electronically files such material with, or furnishes it to, the SEC.

        We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to:

Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL
Attn: Assistant General Counsel
Telephone: (630) 574-3000

12,481,861 Shares
Great Lakes Dredge & Dock Corporation
Common Stock

Prospectus Supplement
August        , 2009

Joint Book-Running Managers

Barclays Capital	BofA Merrill Lynch

BB&T Capital Markets	Morgan Joseph